Frontier Financial Corporation
President's Message


To Our Shareowners ~

We are pleased to report that 2002 was the most profitable year in our history. Earnings were $36 million, or $1.87 per diluted share, compared to $24.5 million, or $1.21 per diluted share for 2001. This performance is particularly gratifying given the slowing economic environment and steady downward interest rate pressure throughout the year. This was the twenty-third year in which Frontier Financial Corporation achieved record earnings out of twenty-four years of operation.

Five major factors contributed to Frontier's 2002 earnings performance. These were: higher net interest income, a significantly lower provision for loan losses, continued strong expense control, and an increase in non-interest income. Foremost in our success was the desire and commitment of our staff working together as a team, to execute the plan to achieve record results.

Total assets increased $137 million during the year to $1.94 billion, or 7.6% while deposits grew by $62.5 million or 4.2%. Net loans increased by $82 million to $1.63 billion and shareowners equity increased from $183.5 million to $199 million reflecting gains of 5.3% and 8.4%, respectively.

The investment portfolio totaled $140 million, up from $82 million, an increase of 71%. The large increase was the result of slower loan demand and management's desire to optimize the return on liquid funds. At year-end, the investment portfolio contained unrealized gains in excess of $4 million.

The ratio of non-performing assets to total assets was 0.98% compared to 1.08% at the end of the third quarter and 0.68% at year-end 2001, reflecting the slowing economy. Earnings for the year were enhanced as only $6.3 million was transferred to the loan loss reserve compared to $13.6 million in 2001, a decrease of $7.3 million. In spite of the reduction, the loan loss reserve increased by $1.8 million to $28.2 million which represents 1.7% of the total loan portfolio. Net chargeoffs for the year totaled $4.5 million or 0.27% of total loans compared to $9.8 million or 0.63% of loans in 2001. We consider our level of reserves ample for the degree of risk in our loan portfolio.

The corporation earned 1.94% on average assets (ROA) and 18.4% on average equity
(ROE) compared to 1.35% and 11.6% respectively in 2001. Our efficiency ratio was 40% compared to 43% for 2001. These ratios place Frontier among the leaders in the nation when comparing peer group performance.

Cash dividends paid to shareowners totaled 61 cents per share compared to 53 cents per share in 2001, an increase of 15%. Dividends were increased in each quarter during the year. In addition, Frontier repurchased 473,500 shares of its stock in the open market during 2002.

The year 2003 marks the 25th anniversary of the founding of Frontier Bank. Our charter was issued by the State of Washington on April 21, 1978 and we opened for business on September 5, 1978.

Some of our achievements are:

(1) Beginning capital of $2 million collected from our original 325 shareowners has grown to nearly $200 million with over 5,000 shareowners.
(2) From our humble start with seven employees in a "trailer", Frontier has grown to 38 offices, a Trust Department, and Investment Center. Our offices are located in eight counties in Northwest Washington, with almost 600 employees and nearly $2 billion in assets. Twenty-two of our offices were acquired in seven mergers.
(3) An original investment in 1978 of $1,000 to purchase ten shares of Frontier stock has grown to ownership of 5,024 shares with a market value of $128,000 as a result of six stock splits, 17 stock dividends, and market appreciation. An original purchase of 79 shares, an investment of $7,900, has grown to over $1 million in market value.
(4) Our stock is publicly traded on the NASDAQ national market and Frontier Financial is a component of the NASDAQ Financial 100 Index and the Russell 2000 Index.
(5) Frontier was named the #1 mid-sized bank in the nation by U.S. Banker magazine in 1999 based on our operating performance.
(6) Seven current directors were organizers of Frontier and have served continuously on the Board. Many of our management staff has over twenty years' service to the organization.

The key to our success during the past twenty-five years and for future years is our people. While not reflected on our balance sheet, our employees are the most important asset for Frontier. We seek to provide an environment that attracts and retains outstanding individuals throughout the organization. Above all, we insist on a workplace founded on mutual respect, where everyone is treated with dignity.

The new year presents many challenges created by significant uncertainty regarding the future. As this letter is being written, the greatest threat is that of a shooting war and the unknown intensity or duration if it occurs. In addition, we are experiencing a sluggish economy and a weak stock market probably exacerbated by the corporate shenanigans and accounting fraud perpetrated by officers of some of the largest and most visible corporations in the nation.

We do not expect a quick turnaround in the economy during 2003. If economic weakness continues, Frontier is well positioned with a strong capital base, ample reserves, a quality loan portfolio and an efficient operation. As we look to the future, the opportunities are abundant.

Our sincere thanks to the members of the Board of Directors for their leadership during 2002 and to our highly professional staff for their commitment to serving our customers with skill and dedication. Thanks to all of our shareowners for your continued support.

All of us working together as a team will move this organization to further growth and success --- "it's really the people who make the difference".

Sincerely,



/s/ Bob Dickson
-----------------
Bob Dickson
President & CEO

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES


REPORT OF MANAGEMENT

The management of Frontier Financial Corporation and its subsidiaries has prepared and is responsible for the integrity and fairness of the financial statements and other financial information included in this annual report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and prevailing practices of the banking industry and, when appropriate, include amounts based on management's best estimates and judgment.

Management has established and is responsible for maintaining an internal control environment designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records are reliably maintained. The internal control environment includes: an effective financial accounting structure; a comprehensive internal audit function; an independent Audit Committee of the Board of Directors, and extensive financial and operating policies and procedures. The Corporation's management also fosters an ethical climate supported by a code of conduct along with appropriate selection and training of personnel.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management, the independent accountants and the internal auditors to ensure that each is properly discharging its responsibilities with regard to the financial statements and internal accounting controls. The independent accountants have full and free access to the Audit Committee and meets with it to discuss auditing and financial matters.

The Corporation's financial statements are audited by Moss Adams LLP, the Corporation's independent auditors. Their audits were conducted in accordance with auditing standards generally accepted in the United States of America and include a consideration of the internal control structure, tests of accounting records and other audit procedures necessary to allow the auditors to express their opinion on the fairness of the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any internal control environment. However, management believes that, as of December 31, 2002, the Corporation's internal control environment provided reasonable assurance as to the integrity and reliability of the financial statements and related financial information.

Management is responsible for compliance with the federal and state laws and regulations concerning restrictions and loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed the Corporation's compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2002.


/s/ Robert J. Dickson                                 /s/ James F. Felicetty
-------------------------------------                 -------------------------
ROBERT J. DICKSON                                     JAMES F. FELICETTY
President and Chief Executive Officer                 Secretary/Treasurer

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Shareowners
Frontier Financial Corporation

We have audited the accompanying consolidated balance sheet of Frontier Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareowners' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ Moss Adams LLP

Everett, Washington
January 21, 2003

                FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 (In Thousands)

                                                                                          DECEMBER 31,
                                                                                  ----------------------------
ASSETS                                                                                  2002          2001
                                                                                  -------------- -------------

Cash and due from banks                                                                 $88,647       $64,062
Federal funds sold                                                                       13,528        44,800
Investment securities
   Available for sale, at fair value                                                    109,429        48,845
   Held to maturity (fair value 2002: $31,601; 2001: $33,710)                            30,608        32,925
                                                                                  -------------- -------------

           Total investment securities                                                  140,037        81,770

Loans                                                                                 1,658,684     1,575,031
Less allowance for loan losses                                                          (28,175)      (26,358)
                                                                                  -------------- -------------

           Net loans                                                                  1,630,509     1,548,673

Premises and equipment, net                                                              26,697        27,695
Other real estate owned                                                                   6,532           769
Intangible assets                                                                         6,476         6,476
Other assets                                                                             31,301        32,495
                                                                                  -------------- -------------

              Total assets                                                           $1,943,727    $1,806,740
                                                                                  ============== =============

LIABILITIES

Deposits
    Noninterest bearing accounts                                                       $237,972      $238,348
    Interest bearing accounts                                                         1,322,904     1,260,022
                                                                                  -------------- -------------

           Total deposits                                                             1,560,876     1,498,370

Federal funds purchased and securities sold under agreements to repurchase               11,809         7,696
Federal Home Loan Bank (FHLB) advances                                                  160,121       105,137
Other liabilities                                                                        12,058        12,007
                                                                                  -------------- -------------

           Total liabilities                                                          1,744,864     1,623,210
                                                                                  -------------- -------------


SHAREOWNERS' EQUITY

Common stock, no par value; 100,000,000 shares authorized; 18,817,684 and
    19,184,879 shares issued and outstanding in 2002 and 2001.                          116,925       115,158
Retained earnings                                                                        79,841        67,738
Accumulated other comprehensive income, net of tax                                        2,097           634
                                                                                  -------------- -------------

           Total shareowners' equity                                                    198,863       183,530
                                                                                  -------------- -------------

              Total liabilities and shareowners' equity                              $1,943,727    $1,806,740
                                                                                  ============== =============


                         The accompanying notes are an integral part of these financial statements.



                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                  (In Thousands, except for per share amounts)

                                                                      YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                     2002         2001         2000
                                                                ----------   ----------   ----------
INTEREST INCOME
  Interest and fees on loans                                     $131,437     $138,019     $132,154
  Interest on federal funds sold                                      389        3,645        1,314
  Interest on investment securities
    Taxable                                                         5,810        6,030        7,941
    Exempt from federal income tax                                  1,223        1,361        1,512
                                                                ----------   ----------   ----------

       Total interest income                                      138,859      149,055      142,921
                                                                ----------   ----------   ----------

INTEREST EXPENSE
  Interest on deposits                                             38,470       59,097       54,675
  Interest on FHLB advances                                         6,979        5,950        6,232
  Interest on federal funds purchased and securities
    sold under agreements to repurchase                               132          409        1,821
                                                                ----------   ----------   ----------

       Total interest expense                                      45,581       65,456       62,728
                                                                ----------   ----------   ----------

       Net interest income                                         93,278       83,599       80,193

PROVISION FOR LOAN LOSSES                                          (6,300)     (13,600)      (1,007)
                                                                ----------   ----------   ----------

       Net interest income after provision for loan losses         86,978       69,999       79,186
                                                                ----------   ----------   ----------

NON INTEREST INCOME
  Loss on sale of securities                                         (480)           -            -
  Service charges                                                   4,133        3,279        2,675
  Other                                                             6,490        5,007        4,418
                                                                ----------   ----------   ----------

       Total other income                                          10,143        8,286        7,093
                                                                ----------   ----------   ----------

NON INTEREST EXPENSE
  Salaries                                                         18,764       17,698       16,624
  Employee benefits                                                 7,065        5,913        6,164
  Occupancy                                                         6,158        6,191        5,561
  FDIC insurance premium                                              300          284          226
  State business taxes                                              1,813        1,824        1,729
  Other                                                             8,760        9,439        8,259
                                                                ----------   ----------   ----------

       Total other expense                                         42,860       41,349       38,563
                                                                ----------   ----------   ----------

INCOME BEFORE INCOME TAX                                           54,261       36,936       47,716

PROVISION FOR INCOME TAX                                          (18,247)     (12,437)     (15,600)
                                                                ----------   ----------   ----------

NET INCOME                                                        $36,014      $24,499      $32,116
                                                                ==========   ==========   ==========

BASIC EARNINGS PER SHARE                                            $1.88        $1.22        $1.63
                                                                ==========   ==========   ==========

DILUTED EARNINGS PER SHARE                                          $1.87        $1.21        $1.62
                                                                ==========   ==========   ==========

                         The accompanying notes are an integral part of these financial statements.


                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
                     (In Thousands, except number of shares)

                                                                                        Accumulated
                                                                                            Other
                                                                                        Comprehensive
                                             Common Stock      Comprehensive  Retained     Income/
                                           Shares     Amount      Income      Earnings     (Loss)       Total
                                         ----------- --------- ------------- ---------- ------------- ----------

Balance, December 31, 1999               19,769,130   100,386                   71,364        (3,490)   168,260

Comprehensive Income
  Net income for 2000                             -         -       $32,116     32,116             -     32,116
  Other comprehensive income
  Unrealized gain (loss) on available
      for sale securities net
      of tax $1,369                               -         -         2,543          -         2,543      2,543
                                                               -------------
       Total comprehensive income                                   $34,659
                                                               =============
Stock options exercised                     108,195     1,110                        -             -      1,110
Purchase of common shares                  (109,428)      (99)                  (2,025)            -     (2,124)
Cash dividends paid                               -         -                  (10,628)            -    (10,628)
Stock options income tax benefit                  -       500                        -             -        500
                                         ----------- ---------               ---------- ------------- ----------

Balance, December 31, 2000               19,767,897   101,897                   90,827          (947)   191,777

Comprehensive Income
  Net income for 2001                             -         -       $24,499     24,499             -     24,499
  Other comprehensive income
  Unrealized gain (loss) on available
      for sale securities net
      of tax $851                                 -         -         1,581          -         1,581      1,581
                                                               -------------
       Total comprehensive income                                   $26,080
                                                               =============
Stock options exercised                     110,567     1,206                        -             -      1,206
Stock award plan                             19,423       451                        -             -        451
Purchase of common shares                (1,402,400)     (280)                 (36,585)            -    (36,865)
Stock issued in merger with Interbancorp.   689,392    11,884                        -             -     11,884
Cash dividends declared                           -         -                  (11,003)            -    (11,003)
                                         ----------- ---------               ---------- ------------- ----------

Balance, December 31, 2001               19,184,879   115,158                   67,738           634    183,530
                                         ----------- ---------               ---------- ------------- ----------

Comprehensive Income
  Net income for 2002                             -         -       $36,014     36,014             -     36,014
  Other comprehensive income
  Unrealized gain (loss) on available
      for sale securities net
      of tax $788                                 -         -         1,463          -         1,463      1,463
                                                               -------------
       Total comprehensive income                                   $37,477
                                                               =============
Stock options exercised                      87,855     1,383                        -             -      1,383
Stock award plan                             18,450       479                        -             -        479
Purchase of common shares                  (473,500)      (95)                 (11,966)            -    (12,061)
Cash dividends declared                           -         -                  (11,945)            -    (11,945)
                                         ----------- ---------               ---------- ------------- ----------

Balance, December 31, 2002               18,817,684  $116,925                  $79,841        $2,097   $198,863
                                         =========== =========               ========== ============= ==========


                         The accompanying notes are an integral part of these financial statements.



                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In Thousands)

                                                                  YEAR ENDED DECEMBER 31,
                                                           -------------------------------------
                                                                   2002         2001       2000
                                                           ------------- ------------ ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                   $36,014      $24,499    $32,116
   Adjustments to reconcile net income to net
    cash provided by operating activities
      Depreciation and amortization                               3,291        3,043      2,269
      Provision for loan losses                                   6,300       13,600      1,007
      Gain on sale of other real estate owned                       178          121          -
      Gain on sale of fixed assets                                   12            7         91
      Loss on sale of securities                                   (480)           -          -
      Deferred taxes                                                (22)        (273)       380
      Stock award plan compensation                                 479          451          -
   Changes in operating assets and liabilities
      Increase (decrease) in income taxes payable                   898         (530)       425
      Increase in interest receivable                              (377)      (1,377)    (2,053)
      Increase (decrease) in interest payable                    (2,341)      (2,291)     3,608
      Proceeds from sales of mortgage loans                      89,678       29,421     14,993
      Origination of mortgage loans held for sale               (94,908)     (32,607)   (15,341)
      Dividend income from Federal Home Loan Bank                  (884)        (899)      (782)
      Increase (decrease) in other operating activities          (1,386)     (12,214)    (1,245)
                                                           ------------- ------------ ----------
         Net cash provided by operating activities               36,452       20,951     35,468
                                                           ------------- ------------ ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net federal funds sold                                        31,272       31,805    (71,460)
   Proceeds from maturities of available for sale
      and held to maturity securities                             7,173      126,213     17,192
   Proceeds from sales of available for sale securities           2,013            -          -
   Purchase of investment securities available for sale         (64,319)     (59,487)    (1,500)
   Purchase of investment securities held to maturity                 -         (988)         -
   Cash acquired in merger                                            -        5,746          -
   Net cash flows from loan activities                          (92,649)    (203,551)  (190,308)
   Purchases of premises and equipment                           (1,442)      (4,898)      (991)
   Proceeds from the sale of other real estate owned              3,793           37        736
   Other investing activities                                     1,069          138        (23)
                                                           ------------- ------------ ----------
         Net cash used by investing activities                 (113,090)    (104,985)  (246,354)
                                                           ------------- ------------ ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in core deposit accounts                          210,389      188,112     33,390
   Net change in certificates of deposit                       (147,883)     (64,369)   217,520
   Stock options exercised                                        1,383        1,206      1,110
   Cash dividends paid                                          (11,685)     (10,653)    (8,150)
   Purchase of common shares                                    (12,061)     (36,865)    (2,124)
   Net change in federal funds purchased and securities
    sold under
      agreements to repurchase                                    4,113       (2,392)   (19,103)
   Advances from the Federal Home Loan Bank                      55,000       10,000    115,000
   Repayments to the Federal Home Loan Bank                         (16)      (5,026)  (110,026)
   Other financing activities                                     1,983       (1,626)      (120)
                                                           ------------- ------------ ----------
         Net cash provided by financing activities              101,223       78,387    227,497
                                                           ------------- ------------ ----------

INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                   24,585       (5,647)    16,611

CASH AND DUE FROM BANKS AT BEGINNING OF YEAR                     64,062       69,709     53,098
                                                           ------------- ------------ ----------
CASH AND DUE FROM BANKS AT END OF YEAR                          $88,647      $64,062    $69,709
                                                           ============= ============ ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid during the year for interest                       $47,948      $67,747    $59,148
   Cash paid during the year for income taxes                   $17,850      $13,240    $14,910

SUPPLEMENTAL INFORMATION ABOUT NONCASH INVESTING AND FINANCING ACTIVITIES
     Other real estate acquired in settlement of loans in 2002, 2001, and 2000 were $9.7 million, $550 thousand and $122 thousand, respectively.

                         The accompanying notes are an integral part of these financial statements.

                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of Frontier Financial Corporation (the Corporation or FFC), a financial holding company, and its wholly-owned subsidiaries, Frontier Bank (the Bank), and FFP, Incorporated (FFP). FFP owns certain real property which is leased to the Bank for use in its operations. Significant intercompany account balances and transactions have been eliminated. Assets held by the Bank in an agency or fiduciary capacity are not included in the accompanying financial statements.

Nature of Operations - The Corporation is primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers through the Bank. The Bank also provides other services such as trust services and insurance and financial service brokerage activities. The Corporation is subject to competition from other financial institutions. The Corporation is also subject to regulation by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Summary of Significant Accounting Policies

(a) Investment Securities - Investments in equity and debt securities are classified into one of three categories: 1) held to maturity (HTM), 2) available for sale (AFS), or 3) trading. Investment securities are categorized as held to maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Securities which are held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income. Investment securities categorized as available for sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available for sale securities are recorded at fair value, with the net unrealized gain or loss included in comprehensive income, net of the related tax effect. Realized gains or losses on dispositions are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. The Corporation did not have any investment securities categorized as trading securities at December 31, 2002 and 2001.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to call or maturity.

(b) Federal Home Loan Bank Stock - The Bank's investment in Federal Home Loan Bank (the FHLB) stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

(c) Federal Reserve Bank Stock - On October 7, 2002, the Bank was approved as a member of the Federal Reserve System. A requirement of membership is the purchase of Federal Reserve Stock at a par value of $100, of which 50% must be purchased. The amount of stock purchased is determined by the amount of common stock and surplus of the bank at the time of membership and is evaluated periodically. At year-end 2002, the Bank held 35,517 shares of stock.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)


(d) Loans and Related Income - Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are reported at their outstanding principal, are adjusted for unearned discounts, net of unamortized nonrefundable fees and related direct loan origination costs. Interest income is accrued as earned.

Net deferred fees and costs are generally amortized into interest income as an adjustment to the loan yield using the interest method. Expenses deferred (principally personnel expense) and recognized in the yield adjustment result in a reduction in noninterest expense.

Nonrefundable fees related to lending activities other than direct loan origination or purchase are recognized as credit related fees and included in noninterest income during the period the related service is provided. These fees include agency, standby letter of credit, loan commitment, and loan servicing release fees.

Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful or when the loan becomes 90 or more days past due. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed and charged against interest income. Income on nonaccrual loans is then recognized only to the extent cash is received and where the future collection of principal is probable. Accruals are resumed only when the loan is brought current, and when, in the opinion of management, the borrower has demonstrated the ability to resume payments of principal and interest. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan or the fair market value of the loan's collateral.

A loan is considered impaired when management determines it is probable that all contractual amounts of principal and interest will not be paid as scheduled in the loan agreement. These loans include all loans in nonaccrual, loans restructured, and other loans that management considers to be impaired.

(e) Allowance For Loan Losses - The allowance for loan losses is maintained at a level management believes is adequate to provide for potential loan, loan commitment and standby letter of credit losses. The allowance is based on a continuing review of loans, loan commitments and standby letters of credit which includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower's ability to repay, and evaluations of the prevailing and anticipated economic conditions.

Management believes the allowance for loan losses and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Corporation's allowance for loan losses and valuation of foreclosed assets held for sale. Such agencies may require the Corporation to recognize additional losses based on their judgment using information available to them at the time of their examination.

(f) Loans Held For Sale - Mortgage loans originated and designated as held for sale are carried at the lower of cost or estimated fair value, as determined by quoted market prices, in aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. Gains or losses on the sale of such loans are based on the specific identification method.

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)


(g) Premises and Equipment - Premises and equipment are shown at cost and depreciated using the straight-line and accelerated methods. Depreciation expense is computed over the following estimated useful lives:

     Premises                                             7 to 40 years
     Furniture, fixtures and equipment                     3 to 7 years

(h) Other Real Estate Owned - Other real estate owned consists principally of properties acquired through foreclosure and is stated at the lower of cost or estimated market value. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

Subsequent to the transfer to foreclosed assets held for sale, these assets continue to be recorded at the lower of cost or fair value (less estimated costs to sell), based on periodic evaluations. Generally, legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property prior to sale are capitalized, however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in noninterest income or expense.

(i) Income Tax - The Corporation reports income and expenses using the accrual method of accounting and files a consolidated tax return. Deferred tax assets and liabilities are determined using the liability method and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in recognition of certain income and expense amounts between the Bank's financial statements and its tax returns.

(j) Retirement Plans - The Corporation has a profit sharing and salary deferral plan and a money purchase pension plan which covers eligible employees. The Corporation's contributions to the plans were $2.3 million in 2002, $1.4 million in 2001, and $2.0 million in 2000. Contributions to the profit sharing plan are discretionary while contributions to the money purchase pension plan are currently 6% of employee's eligible salaries. Both plans are funded during the period in which they are committed by the Board of Directors.

(k) Advertising Costs - The Corporation expenses advertising costs as they are incurred and such costs are not considered to be material.

(l) Financial Instruments - In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(m) Stock Option Plans - At December 31, 2002, the Corporation has a stock-based employee compensation plan, which is described more fully in Note 11. The Corporation accounts for the plan under recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation).

NOTE ONE - Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies (continued)


    In Thousands, except for per share amounts
    ------------------------------------------

    Proforma disclosures                       2002            2001             2000
                                               ----            ----             ----

      Net income as reported                 $36,014          $24,499          $32,116
      Additional compensation for
         fair value of stock options             984            1,030            1,378
                                          -----------     ------------     ------------

    Proforma net income                      $35,030          $23,469          $30,738
                                          ===========     ============     ============

    Earnings per share
      Basic
        As reported                            $1.88            $1.22            $1.63
                                          ===========     ============     ============
        Proforma                               $1.83            $1.17            $1.56
                                          ===========     ============     ============
      Diluted
        As reported                            $1.87            $1.21            $1.62
                                          ===========     ============     ============
        Proforma                               $1.82            $1.16            $1.55
                                          ===========     ============     ============

(n) Earnings Per Share - Basic earnings per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends, stock splits and mergers accounted for as pooling-of-interests. Diluted earnings per share are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method.

(o) Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, and amounts due from banks. Cash and cash equivalents have an original maturity of three months or less.

(p) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change, relate to the determination of the allowance for loan losses, deferred income taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

(q) Reclassifications - Certain amounts in prior years' financial statements have been reclassified to conform to the 2002 presentation.

NOTE TWO -  Investments

Investments in federal funds sold are made with major banks which are approved by the Board of Directors. The Bank has an investment policy that generally permits holding securities rated only in one of the four highest rating categories by a nationally recognized credit rating organization.

The aggregate amortized cost and fair values of investment securities at December 31 are as follows:


In Thousands
------------

2002                                                               Gross          Gross
----                                           Amortized         Unrealized     Unrealized      Fair
                                                  Cost             Gains          Losses        Value
                                           ---------------  ---------------   ------------  -----------
Available for sale
      U.S. Treasury bonds                            $251              $67              -         $318
      U.S. Agency bonds                             1,665               21              -        1,686
      Municipal securities                             50                -             (8)          42
      Corporate bonds                              84,349            1,605          $(207)      85,747
      Equities                                     19,889            1,757            (10)      21,636
                                           ---------------  ---------------   ------------  -----------

                                                  106,204            3,450           (225)     109,429
                                           ---------------  ---------------   ------------  -----------

Held to maturity
      Certificates of deposits                      8,000                -              -        8,000
      Municipal securities                         21,119              981              -       22,100
      Corporate bonds                               1,489               12              -        1,501
                                           ---------------  ---------------   ------------  -----------

                                                   30,608              993              -       31,601
                                           ---------------  ---------------   ------------  -----------

                  Total Securities               $136,812           $4,443          $(225)    $141,030
                                           ===============  ===============   ============  ===========




2001                                                              Gross            Gross
----                                            Amortized        Unrealized      Unrealized      Fair
                                                  Cost             Gains           Losses        Value
                                           ---------------  ---------------   ------------  -----------
Available for sale
      U.S. Treasury bonds                            $251              $35              -         $286
      U.S. Agency bonds                             1,653               36             $-        1,689
      Municipal securities                             50                -              -           50
      Corporate bonds                              28,652              634           (128)      29,158
      Equities                                     17,263              425            (26)      17,662
                                           ---------------  ---------------   ------------  -----------

                                                   47,869            1,130           (154)      48,845
                                           ---------------  ---------------   ------------  -----------

Held to maturity
      Certificates of deposit                       8,000                -              -        8,000
      Municipal securities                         23,437              865              -       24,302
      Corporate bonds                               1,488                -            (80)       1,408
                                           ---------------  ---------------   ------------  -----------

                                                   32,925              865            (80)      33,710
                                           ---------------  ---------------   ------------  -----------

                  Total Securities                $80,794           $1,995          $(234)     $82,555
                                           ===============  ===============   ============  ===========

Contractual maturities of investment securities as of December 31, 2002 are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without prepayment penalties.


In Thousands
------------                                                 Available for Sale                   Held to Maturity
                                                       -----------------------------       ------------------------------
                                                         Amortized          Fair             Amortized           Fair
                                                            Cost           Value                Cost            Value
                                                       -------------   -------------       -------------    -------------
                Maturity
                    Less than one year                      $48,578         $50,412             $ 9,225          $ 9,255
                    One to five years                        55,711          56,986              17,975           18,770
                    Five to ten years                            96             100               1,919            2,075
                    Over ten years                            1,819           1,931               1,489            1,501
                                                       -------------   -------------       -------------    -------------

                                                           $106,204        $109,429             $30,608          $31,601
                                                       =============   =============       =============    =============


Investments in state and political subdivisions represent purchases of municipal bonds, with localities principally in western Washington. Investments in corporate bonds are made in companies located and doing business throughout the United States. Approximately 49% and 70% of the investments in corporate bonds at December 31, 2002 and 2001, respectively, consisted of investments in companies doing business in the financial services sector. Approximately 41% and 16% of the investments in corporate bonds at December 31, 2002 and 2001, respectively, consisted of investments in companies doing business in the industrial sector.

Proceeds from sales of available for sale securities in 2002 were $2.0 million. For the years ended December 31, 2001 and 2000 there were no sales of securities. Investment securities, with a book value of $22.8 million and $22.1 million with fair values of $23.5 million and $22.6 million in 2002 and 2001, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase as required by law.

NOTE THREE - Loans

The Bank originates commercial, real estate mortgage, construction and land development, and installment loans primarily in Snohomish, Skagit, Island, Jefferson, Clallam, Kitsap, Whatcom, King and Pierce Counties. Although the Bank has a diversified loan portfolio, local economic conditions may affect borrowers' ability to meet the stated repayment terms. Collateral for each loan is based on a credit evaluation of the customer, and such collateral may, depending on the loan, include accounts receivable, inventory, equipment, real estate or other collateral. Loans are originated at both fixed and variable interest rates.

Major classifications of loans at December 31 are as follows:

In Thousands
------------                                                                                  2002               2001
                                                                                         ---------------   ---------------

     Commercial                                                                               $ 272,787         $ 317,284
     Real estate commercial                                                                     759,228           660,890
     Real estate construction                                                                   450,236           416,545
     Real estate mortgage                                                                       137,627           138,854
     Installment                                                                                 47,192            47,741
                                                                                         ---------------   ---------------

                                                                                              1,667,070         1,581,314
     Less deferred loan fees                                                                     (8,386)           (6,283)
                                                                                         ---------------   ---------------

                                                                                            $ 1,658,684        $1,575,031
                                                                                         ===============   ===============


NOTE THREE - Loans

Contractual maturities of loans as of December 31, 2002 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay loans with or without prepayment penalties.



In Thousands
------------                                             Within               1-5              After
                                                         1 Year              Years            5 Years            Total
                                                   ----------------    --------------    ---------------   ---------------

     Commercial                                           $146,545          $107,031            $18,864          $272,440
     Real estate commercial                                 97,536           459,335            201,955           758,826
     Real estate construction                              333,800           109,435                226           443,461
     Real estate mortgage                                   39,750            84,368             12,622           136,740
     Installment                                            11,679            19,866             15,672            47,217
                                                   ----------------    --------------    ---------------   ---------------

                                                          $629,310          $780,035           $249,339        $1,658,684
                                                   ================    ==============    ===============   ===============

     Loans maturing after                                                    1-5              After
         one year with:                                                     Years            5 Years
                                                                       --------------    ---------------

     Fixed rates                                                            $632,116           $164,284
     Variable rates                                                          147,919             85,055
                                                                       --------------    ---------------

                                                                            $780,035           $249,339
                                                                       ==============    ===============


LOAN LOSS RESERVE

Changes in the allowance for loan losses are summarized below:



In Thousands                                                                 2002               2001              2000
------------                                                           --------------    ---------------   ---------------

     Balance at beginning of year                                            $26,358            $21,907           $21,007
     Merger                                                                        -                652                 -
     Provision charged to operating expense                                    6,300             13,600             1,007
     Deduct
         Loans charged-off                                                    (5,109)           (10,693)             (933)
         Less recoveries                                                         626                892               826
                                                                       --------------    ---------------   ---------------

                 Net recoveries (charge-offs)                                 (4,483)            (9,801)             (107)
                                                                       --------------    ---------------   ---------------

     Balance at year-end                                                     $28,175            $26,358           $21,907
                                                                       ==============    ===============   ===============


The Bank had loans amounting to $18.6 million at December 31, 2002, $17.6 million at December 31, 2001, and $4.0 million at December 31, 2000 that were specifically classified as impaired with an average balance during the year of $19.8 million, $27.0 million, and $4.1 million, respectively. The allowance for loan losses related to these loans was approximately $4.0 million in 2002, $2.6 million in 2001, and $712 thousand in 2000. Interest collected on these loans in cash and included in income amounted to $774 thousand in 2002, $1.6 million in 2001, and $284 thousand in 2000. If interest on these loans had been accrued the additional amount of such income would have approximated $1.4 million in 2002, $958 thousand in 2001, and $407 thousand in 2000. At December 31, 2002 there were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

The Bank has a loan amounting to $6.2 million classified as impaired (which is included in the above impaired total) at December 31, 2002 that was restructured and is currently performing. The allowance for loan losses related to this loan was $1 million. At December 31, 2002 there were no commitments to lend additional funds to this borrower whose loan had been restructured.

NONPERFORMING ASSETS

The Bank's nonperforming assets (includes loans in nonaccrual and other real estate owned) total .98% of total assets at December 31, 2002.

OTHER REAL ESTATE OWNED

From time-to-time management has written-off various parcels of other real estate owned due to unresolved issues relating to permitting, zoning and wetlands. Management is attempting to work through the above mentioned issues to be able to effectively market these properties. Contingent gains could be realized, should the above issues be favorably resolved.

NOTE FOUR - Premises And Equipment

Premises and equipment at December 31 are comprised of the following:


In Thousands                                                                                    2002              2001
------------                                                                            ---------------   ---------------

     Premises                                                                                   $22,931           $22,778
     Furniture, fixtures and equipment                                                           14,619            13,527
     Land                                                                                         8,878             8,878
     Construction in progress                                                                       290               367
                                                                                         ---------------   ---------------

                                                                                                 46,718            45,550
     Less accumulated depreciation                                                              (20,021)          (17,855)
                                                                                         ---------------   ---------------

                                                                                                $26,697           $27,695
                                                                                         ===============   ===============

Depreciation expense on premises and equipment totaled $2.3 million in 2002 and 2001,and $2.0 million in 2000.

NOTE FIVE - Interest Bearing Deposits

The major classifications of interest bearing deposits at December 31 are as follows:


In Thousands                                                                                    2002              2001
------------                                                                             ---------------   ---------------

     Money market and NOW accounts                                                             $296,999          $295,953
     Savings                                                                                    473,577           263,858
     Time deposits, $100,000 and over                                                           227,564           299,120
     Other time deposits                                                                        324,764           401,091
                                                                                         ---------------   ---------------

                                                                                             $1,322,904        $1,260,022
                                                                                         ===============   ===============


The total remaining maturity schedule for time deposits is as follows:


In Thousands
------------
         December 31,                                         2003                             $402,171
                                                              2004                               32,214
                                                              2005                               35,958
                                                              2006                               17,013
                                                              2007                               58,740
                                                        Thereafter                                6,232
                                                                                         ---------------

                                                                                               $552,328
                                                                                         ===============


NOTE SIX - Credit Arrangements

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle. As a member, the Bank has a committed line of credit up to 15% of total assets. At December 31, 2002, committed lines of credit agreements totaling approximately $40 million were available to the Bank from unaffiliated banks. Such lines generally provide for interest at the lending bank's federal funds rate or other money market rates.


NOTE SEVEN - Federal Home Loan Bank (FHLB) Advances

Contractual maturities of FHLB advances as of December 31, 2002 are shown below. Expected maturities will differ from contractual maturities because FHLB has the right to call without penalties:

                                                                 2002                                   2001
                                                  ----------------------------------     -------------------------------------
                                                                        Interest                                Interest
             In Thousands                             Amount             Rates               Amount              Rates
             ------------                         ----------------   ---------------     ----------------  -------------------
                 Within one year                           10,000     2.18%-2.25%                      -
                 Two to three years                        10,000     3.00%-3.83%                      -
                 Four to nine years                      $135,050     1.23%-7.32%                 $5,000         4.84%
                 Ten to fifteen years                       5,071     3.53%-5.67%               100,137       4.77%-7.32%
                                                  ----------------                       ----------------
                                                         $160,121                               $105,137
                                                  ================                       ================

Advances from FHLB are collateralized by qualifying first mortgage loans and government agency securities as required by the Agreement with the FHLB.

The maximum outstanding and average outstanding balances and average interest rates on advances from the FHLB were as follows for the year ended December 31:


             In Thousands                                                 2002                2001
             ------------
                                                                     ---------------     ----------------

                 Maximum outstanding at any month-end                      $160,122             $105,161
                 Average outstanding                                        133,320              105,094
                 Weighted average interest rates:
                             Annual                                           5.23%                5.66%
                             End of year                                      4.84%                5.57%


NOTE EIGHT - Securities Sold Under Agreements To Repurchase

The Bank has sold certain securities of the U.S. Government and its agencies and other approved investments under agreements to repurchase on a short-term basis. The securities underlying the agreements were held by a safekeeping agent under control by the Bank. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

Securities sold under agreement to repurchase were $3.7 in 2002 and $3.3 million in 2001. The average daily balance of outstanding agreements during the period was $4.9 million in 2002 and $4.7 million in 2001, with maximum outstanding agreements at any month-end of $5.3 million and $5.5 million, respectively.

NOTE NINE - Income Tax

The components of the provision for income tax are as follows:


             In Thousands                                                            2002               2001                2000
             ------------                                                     ---------------    ----------------    ---------------

                 Current                                                             $18,269             $12,710            $15,220
                 Deferred                                                                (22)               (273)               380
                                                                              ---------------    ----------------    ---------------

                                                                                     $18,247             $12,437            $15,600
                                                                              ===============    ================    ===============


The following table shows the nature and components of the Corporation's net deferred tax assets, established at an estimated tax rate of 35% at December 31:


             In Thousands                                                           2002               2001
             ------------                                                     ---------------    ----------------
                 Deferred tax assets
                     Allowance for possible loan losses,
                        in excess of tax reserves                                     $9,861              $9,225
                     Other deferred tax assets                                         1,002               1,151
                                                                              ---------------    ----------------

                        Total deferred tax assets                                     10,863              10,376
                                                                              ---------------    ----------------

                 Deferred tax liabilities
                     FHLB stock dividends                                             (2,279)             (2,000)
                     Other deferred tax liabilities                                   (2,194)             (1,964)
                                                                              ---------------    ----------------

                        Total deferred tax liabilities                                (4,473)             (3,964)
                                                                              ---------------    ----------------

                        Net deferred tax assets                                       $6,390              $6,412
                                                                              ===============    ================

The Corporation believes, based upon the available information, that all deferred assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

A reconciliation of the effective income tax rate with the federal statutory tax rate is as follows:


In Thousands                                     2002                             2001                              2000
------------                       ------------------------------   ------------------------------    ------------------------------
                                      Amount            Rate           Amount            Rate            Amount            Rate
                                   -------------   --------------   -------------    -------------    -------------   --------------
Income tax provision
     at statutory rate                   $18,991              35%         $12,928              35%          $16,700             35%

Effect of nontaxable
     interest income                        (584)              (1)           (809)              (2)            (845)             (2)

Other                                       (160)               -             318                -             (255)              -
                                   -------------   --------------   -------------    -------------    -------------   --------------

                                         $18,247              34%         $12,437              33%          $15,600             33%
                                   =============   ==============   =============    =============    =============   ==============


NOTE TEN - Shareowners' Equity And Regulatory Matters

In addition to 100 million shares of common stock authorized, the Corporation is authorized to issue up to 10 million shares of preferred stock with no par value. The Board of Directors has the authority to determine the rights and privileges to be granted to holders of preferred stock.

In December 2002, the Board of Directors declared a $.165 per share cash dividend to shareowners of record as of January 6, 2003, and payable on January 21, 2003.

In January 2000, the Board announced the adoption of a stock repurchase program authorizing the Corporation to repurchase up to 5% of its outstanding stock in the open market over the next two years. The program was cancelled in March 2000 due to the Corporation's pending merger with Liberty Bay Financial Corporation. In January 2001 a new plan was approved. On October 17, 2001 the Board of Directors authorized to repurchase an additional 5% of outstanding common stock. On October 17, 2002 the Board of Directors authorized to repurchase an additional 5% of outstanding common stock. The Corporation has repurchased 473,500 and 1,402,400 shares in 2002 and 2001, respectively. There were 953,000 shares remaining under the current plan at December 31, 2002.

The Corporation and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines in the regulatory framework for prompt corrective action, the Corporation must meet specific capital adequacy guidelines that involve quantitative measures of each entity's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require maintenance of minimum amounts and ratios (set forth in the following table). Tier I capital includes common stock, surplus, retained earnings and undivided profits less goodwill. Total capital includes Tier I capital and a portion of the loan loss reserve. Tier I capital to average assets is referred to as the Tier I ratio. Management believes, as of December 31, 2002 and 2001 that the Corporation and Bank meet capital adequacy requirements to which they are subject.

As of the most recent notification from the Bank's primary regulator, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.


In Thousands
------------                                                                   To Be Well
                                                                            Capitalized Under
                                                                            Prompt Corrective                  For Capital
                                                 Actual                     Action Provisions               Adequacy Purposes
                                       ----------------------------    -----------------------------   -----------------------------
2002                                       Amount          Ratio           Amount           Ratio          Amount           Ratio
----                                   -------------    -----------    -------------    ------------   -------------    ------------

     Total Capital (to risk
            weighted assets)
         Consolidated                      $213,282         11.62%         $183,469          10.00%        $146,775           8.00%
         Frontier Bank                      194,950         10.83%          179,970          10.00%         143,976           8.00%

     Tier I Capital (to risk
            weighted assets)
         Consolidated                       190,284         10.37%          110,081           6.00%          73,387           4.00%
         Frontier Bank                      172,384          9.58%          107,982           6.00%          71,988           4.00%

     Tier I Capital (to
            average assets)
         Consolidated                       190,284          9.85%           96,598           5.00%          77,278           4.00%
         Frontier Bank                      172,384          9.01%           95,712           5.00%          76,569           4.00%


2001
----

     Total Capital (to risk
            weighted assets)
         Consolidated                      $197,014         12.00%         $164,172          10.00%        $131,337           8.00%
         Frontier Bank                      184,792         11.36%          162,694          10.00%         130,155           8.00%

     Tier I Capital (to risk
            weighted assets)
         Consolidated                       176,420         10.75%           98,503           6.00%          65,669           4.00%
         Frontier Bank                      164,381         10.10%           97,616           6.00%          65,078           4.00%

     Tier I Capital (to
            average assets)
         Consolidated                       176,420          9.70%           90,945           5.00%          72,756           4.00%
         Frontier Bank                      164,381          9.13%           90,013           5.00%          72,010           4.00%


Under federal regulations, the Bank is limited, unless previously approved, as to the amount it may loan the holding company and other affiliates to 10% of its capital stock (approximately $5.3 million at both December 31, 2002 and 2001).

Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The average amount of such balances was $8.4 million in 2002 and $6.8 million in 2001.

NOTE ELEVEN - Benefit Plans

On January 2, 2001 the Corporation adopted a 2001 Stock Award Plan for selected employees, officers and directors to advance the best interest of the Corporation by providing persons who have substantial responsibility for the management and growth of the Corporation and its subsidiaries. The maximum number of shares that may be issued is 100,000 and is adjusted to reflect any future common share dividends, splits, recapitalization or reorganization. During fiscal 2002, 18,294 shares with a market value of $475 thousand were awarded under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption.

On February 17, 1999 the Corporation adopted the 1999 Employee Stock Award Plan to recognize, motivate, and reward eligible employees for longstanding performance with the Corporation and its subsidiaries. The employees eligible to receive stock awards under this plan must have been employees of the Corporation for at least 20 years, or some other tenure as determined from time to time by the Board of Directors. The maximum number of shares that may be issued is 10,000 and are adjusted to reflect future common share dividends, splits, recapitalization or reorganization. Currently there have been 1,080 shares issued under this plan. The stock awards vest immediately when granted. The plan is effective for ten years from adoption.

In 1998, the shareowners of the Corporation approved an Incentive Stock Option Plan (the Plan) to promote the best interest of the Corporation, its subsidiaries and its shareowners, by providing an incentive to those key employees who contribute to the operating success of the Corporation. The maximum number of shares that may be issued under the Plan is 750,000 common shares of the Corporation. Options issued and outstanding are adjusted to reflect any future common stock dividends, splits, recapitalization, or reorganization. The Board of Directors make available sufficient shares for each option granted. Options are granted at fair market value and vest immediately. Options expire ten years from the date of grant, and are subject to certain restrictions and limitations.

Proforma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The proforma information recognizes, as compensation, the estimated present value of stock options granted using an option valuation model known as the Black-Scholes model. Proforma earnings per share amounts reflect an adjustment as if the present value of the options were recognized as compensation for the period.

For the most part, variables and assumptions are used in the model. For the periods 2002, 2001, and 2000 the risk-free interest rate is 2.53%, 4.65% and 4.97%; the dividend yield rate is 2.29%, 2.07% and 2.16%; the price volatility is 74.98%, 72.64% and 69.28%; and the weighted average expected life of the options has been measured at 4.3 years, 6.0 years and 6.0 years, respectively.

Management believes that the variables and assumptions used in the options pricing model are subjective and represent only one estimate of possible value. The fair value of options granted that are recognized in proforma earnings is shown.

Stock option transactions were:

                                                                                                                    Weighted
                                                                              Shares of Common Stock               Average of
                                                                        -----------------------------------      Exercisable Price
                                                                         Available for           Under              of Shares
                                                                          Option/Award           Plans             Under Plans
                                                                        -----------------    --------------    ---------------------
             Balance, December 31, 1999                                          799,151           214,445            13.22
                 Authorized                                                      100,000                 -
                 Granted                                                         (89,419)           89,419             21.17
                 Exercised                                                             -           (44,675)             8.40
                 Forfeited                                                         7,790            (7,790)             N/M
                 Options from merger                                                   -           137,655            16.26
                                                                        -----------------    --------------    ---------------------

             Balance, December 31, 2000                                          817,522           389,054            16.63
                 Authorized                                                            -                 -
                 Granted                                                         (93,736)           93,736            26.00
                 Exercised                                                                        (110,567)           10.91
                 Forfeited                                                         1,550            (1,550)             N/M
                 Options from merger                                                   -            40,406            10.53
                                                                        -----------------    --------------    ---------------------

             Balance, December 31, 2001                                          725,336           411,079            $19.76
                 Authorized                                                            -                 -
                 Granted                                                        (109,146)          109,146            26.00
                 Exercised                                                                         (87,855)           15.74
                 Forfeited                                                         7,295            (7,295)             N/M
                                                                        -----------------    --------------    ---------------------

             Balance, December 31, 2002                                          623,485           425,075            $22.07
                                                                        =================    ==============    =====================


The following table summarizes information concerning currently outstanding and exercisable options:


                                                            Options Outstanding                Options Exercisable
                                                       ------------------------------   ----------------------------------
                                                         Weighted
                                                         Average          Weighted                           Weighted
                Range of                                Remaining         Average                            Average
                Exercise               Number          Contractual        Exercise         Number            Exercise
                 Prices             Outstanding            Life            Price          Exercisable         Price
             ----------------    -------------------   -------------    -------------   ----------------------------------

                 $ 1-10                      12,987            1.58            $8.29          12,987                $8.29
                  10-20                      96,463            6.18            16.34          96,463                16.34
                  20-30                     315,625            8.69            24.39         315,625                24.39


NOTE TWELVE - Earnings Per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:


In Thousands, except for per share amounts
------------------------------------------

     Proforma disclosures                                   2002                2001              2000
                                                            ----                ----              ----

     Net income (numerator)                                   $36,014           $24,499           $32,116
                                                    ==================   ===============   ===============

     Shares used in the calculation
        (denominator)
        Weighted average shares outstanding                19,107,000        20,100,000        19,735,000
        Effect of dilutive stock options                      107,000           165,000            94,000
                                                    ------------------   ---------------   ---------------
        Diluted shares                                     19,214,000        20,265,000        19,829,000
                                                    ==================   ===============   ===============

     Basic Earnings per share                                   $1.88             $1.22             $1.63
                                                    ==================   ===============   ===============
     Diluted Earnings per share                                 $1.87             $1.21             $1.62
                                                    ==================   ===============   ===============

NOTE THIRTEEN - Related Party Transactions

Loans to directors, executive officers and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity during 2002, 2001 and 2000 as follows and were within regulatory limitations:


      In Thousands                                                               2002              2001              2000
      ------------                                                         --------------    --------------    --------------

         Balance at beginning of year                                            $27,422           $24,759           $29,647
         New loans or advances                                                    36,650            12,067            12,552
         Repayments                                                              (23,290)           (9,404)          (17,440)
                                                                           --------------    --------------    --------------

         Balance at end of year                                                  $40,782           $27,422           $24,759
                                                                           ==============    ==============    ==============


Total deposits are $10.9 million, $11.3 million and $27.1 million at December 31, 2002, 2001 and 2000, respectively.


NOTE FOURTEEN - Commitments and Contingent Liabilities

The Bank leases various branch offices under agreements which expire between 2003 and 2023. The agreements contain various renewal options and require the Bank to maintain the properties.

The total future minimum rental commitment through 2006 and thereafter is as follows:

         In Thousands
         ------------
         Year ending December 31,      2003                                          $859
                                       2004                                           803
                                       2005                                           697
                                       2006                                           628
                                       2007                                           591
                                       Thereafter                                   3,058
                                                                            --------------

                                                                                   $6,636
                                                                            ==============

Rental expense charged to operations was $1.1 million in 2002, $926 thousand in 2001, and $858 thousand in 2000.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amount of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to Extend Credit and Financial Guarantees - Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 49 percent of loan commitments are drawn upon by customers. While approximately 100 percent of commercial letters of credit are utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, bond financing, and similar transactions. The Bank underwrites its standby letters of credit using its policies and procedures applicable to loans in general. Standby letters of credit are made on an unsecured and secured basis. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any significant losses on its commitments in 2002 or 2001.


A summary of the notional amount of the Bank's financial instruments with off-balance sheet risk at December 31, 2002 follows:

                                                                Amount
                                                           ---------------

             Commitments to extend credit                      $348,027
             Credit card arrangements                            28,805
             Commercial letters of credit                             -
             Standby letters of credit                           16,486


The Corporation is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Corporation's financial condition or results of operations.

NOTE FIFTEEN - Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

NOTE FIFTEEN - Fair Value of Financial Instruments (continued)

(a) Cash equivalents and federal funds sold - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

(b) Investment securities - For investment securities fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

(c) Loans - The fair value of loans generally is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For certain homogeneous categories of loans, such as Small Business Administration guaranteed loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

(d) Deposits and federal funds purchased - The fair value of demand deposits, savings accounts, certain money market deposits, and federal funds purchased, is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

(e) FHLB advances and securities sold under agreements to repurchase - Fair value is determined by discounting future cash flows using rates currently available to the Bank for debt with similar terms and remaining maturities.

(f) Off-Balance sheet financial instruments - Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments (see Note 14). The fair value of these commitments is not material since they are for a short period of time and subject to customary credit terms.


             In Thousands                                      2002                                2001
             ------------                       ---------------------------------   ---------------------------------
                                                     Carrying            Fair            Carrying            Fair
             Assets                                   Value             Value             Value              Value
             ------                             ---------------   ---------------   ---------------    --------------

                 Cash and due from banks               $88,647           $88,647           $64,062           $64,062
                 Federal funds sold                     13,528            13,528            44,800            44,800
                 Investment securities
                     Available for sale                109,429           109,429            48,845            48,845
                     Held to maturity                   30,608            31,601            32,925            33,710
                 Net loans                           1,630,509         1,661,681         1,548,673         1,580,284

             Liabilities

                 Noninterest bearing deposits          237,972           237,972           238,348           238,348
                 Interest bearing deposits           1,322,904         1,332,475         1,260,022         1,270,614
                 Federal funds purchased
                     and securities sold under
                     agreements to repurchase           11,809            11,809             7,696             7,696
                 FHLB Advances                         160,121           173,201           105,137           105,880


NOTE SIXTEEN - Parent Company (Only) Financial Information

Condensed balance sheets at December 31:


        In Thousands                                                                                     2002              2001
        ------------                                                                              ---------------   ---------------

        ASSETS
           Cash                                                                                           $1,819            $1,109
           Investment in subsidiaries:
                       Bank                                                                              173,315           164,291
                       Nonbank                                                                            11,656             4,318
           Investment securities
                       Available for sale, at fair value                                                   7,385             5,962
                       Held to maturity (Fair value 2002: $1,489; 2001: $1,488)                            1,489             1,488
           Premises, net                                                                                       -             1,917
           Other assets                                                                                    6,304             8,027
                                                                                                  ---------------   ---------------

                                                                                                        $201,968          $187,112
                                                                                                  ===============   ===============
        LIABILITIES
           Other liabilities                                                                              $3,105            $3,582
                                                                                                  ---------------   ---------------

        SHAREOWNERS' EQUITY
           Common stock                                                                                  116,926           115,158
           Retained earnings                                                                              79,841            67,738
           Accumulated other comprehensive income (loss), net of tax                                       2,096               634
                                                                                                  ---------------   ---------------

           Total Shareowners' equity                                                                     198,863           183,530
                                                                                                  ---------------   ---------------

                                                                                                        $201,968          $187,112
                                                                                                  ===============   ===============

Condensed statements of income for the years ended December 31:


        In Thousands                                                                   2002              2001              2000
        ------------                                                             --------------    --------------    --------------

               Income
                   Dividends from Bank                                                 $22,898           $46,488           $12,442
                   Other dividends                                                         102                92                74
                   Rental                                                                  346               376               374
                   Interest                                                                351               367               279
                                                                                 --------------    --------------    --------------

                       Total income                                                     23,697            47,323            13,169
                                                                                 --------------    --------------    --------------

               Expenses
                   Interest                                                                  2                 2                15
                   Personnel                                                               427               291               344
                   Depreciation and amortization                                           720               698               558
                   Other                                                                   220               835               701
                                                                                 --------------    --------------    --------------

                       Total expenses                                                    1,369             1,826             1,618
                                                                                 --------------    --------------    --------------

               Income before equity in undistributed income
                   of subsidiaries and benefit equivalent to
                   income tax                                                           22,328            45,497            11,551

               Benefit equivalent to income tax                                            136               166               188
                                                                                 --------------    --------------    --------------

               Income before equity (deficit) in undistributed income
                   of subsidiaries                                                      22,464            45,663            11,739

               Equity (deficit) in undistributed
                   income of subsidiaries                                               13,550           (21,164)           20,377
                                                                                 --------------    --------------    --------------

                       Net income                                                      $36,014           $24,499           $32,116
                                                                                 ==============    ==============    ==============

Condensed statements of cash flows for the years ended December 31:



        In Thousands                                                                   2002              2001              2000
        ------------                                                             --------------    --------------    --------------

        Cash flows from operating activities
               Net income                                                              $36,014           $24,499           $32,116
               Adjustments to reconcile net income to net cash
                       provided by operating activities
                   Equity in income of subsidiaries                                    (36,448)          (25,324)          (32,819)
                   Dividends received from bank                                         22,898            46,488            12,442
                   Depreciation and amortization                                           720               698               558
                   Other operating activities                                             (315)            1,446              (584)
                                                                                 --------------    --------------    --------------

                       Net cash flows from operating activities                         22,869            47,807            11,713
                                                                                 --------------    --------------    --------------

               Purchase of available for sale securities                                     -              (988)           (1,500)
               Purchases of held to maturity securities                                      -                 -                 -
               Other investment activities                                               1,001                 -                 -
                                                                                 --------------    --------------    --------------

                       Net cash flows from investing activities                          1,001              (988)           (1,500)
                                                                                 --------------    --------------    --------------

        Cash flows from financing activities
               Stock options exercised                                                   1,383             1,206             1,110
               Purchase of common shares                                               (12,061)          (36,865)           (2,124)
               Sale of common shares                                                         -                 -                 -
               Cash dividends paid to shareowners                                      (11,685)          (10,653)           (8,150)
               Other financing activities                                                 (797)             (578)             (306)
                                                                                 --------------    --------------    --------------

                       Net cash flows from financing activities                        (23,160)          (46,890)           (9,470)
                                                                                 --------------    --------------    --------------

        Increase (decrease) in cash                                                        710               (71)              743

        Cash at beginning of year                                                        1,109             1,180               437
                                                                                 --------------    --------------    --------------

        Cash at end of year                                                             $1,819            $1,109            $1,180
                                                                                 ==============    ==============    ==============

NOTE SEVENTEEN - New Accounting Pronouncements

SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123. This Statement amends FASB No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As of December 31, 2002, the Company has adopted the disclosure requirements of the Statement and continues to follow the intrinsic value method to account for stock-based employee compensation (Note 1(m)).

NOTE EIGHTEEN - Unaudited Quarterly Financial Data - Condensed Consolidated Statement of Income


                                                                                2002 Quarter Ended
In Thousands                                                                        (Unaudited)
------------                                         --------------------------------------------------------------------------
                                                        December 31        September 30          June 30             March 31
                                                        -----------        ------------          -------             --------
Interest income                                             $35,978             $35,375            $33,618             $33,888
Interest expense                                             11,013              11,595             11,276              11,697
                                                     ---------------    ----------------    ---------------     ---------------
  Net interest income                                        24,965              23,780             22,342              22,191
Provision for loan losses                                    (3,200)             (1,500)            (1,100)               (500)
                                                     ---------------    ----------------    ---------------     ---------------
Net interest income after provision
   for loan losses                                           21,765              22,280             21,242              21,691
Non interest income                                           2,529               2,343              2,680               2,591
Non interest expense                                         12,357              10,308             10,170              10,025
                                                     ---------------    ----------------    ---------------     ---------------
Income (loss) before income tax                              11,937              14,315             13,752              14,257
Provision for federal income tax                             (3,870)             (4,707)            (4,686)             (4,984)
                                                     ---------------    ----------------    ---------------     ---------------
Net income (loss)                                            $8,067              $9,608             $9,066              $9,273
                                                     ===============    ================    ===============     ===============
Basic earnings per common share                               $0.43               $0.50              $0.47               $0.48
Diluted earnings per common share                             $0.43               $0.50              $0.47               $0.48
Weighted average basic shares outstanding                18,839,275          19,187,849         19,203,850          19,199,935
Weighted average diluted shares outstanding              18,936,364          19,294,901         19,327,290          19,298,594




                                                                                2001 Quarter Ended
In Thousands                                                                        (Unaudited)
------------                                         --------------------------------------------------------------------------
                                                        December 31        September 30          June 30             March 31
                                                        -----------        ------------          -------             --------
Interest income                                             $35,503             $37,524            $38,251             $37,777
Interest expense                                             13,744              16,146             17,598              17,968
                                                     ---------------    ----------------    ---------------     ---------------
  Net interest income                                        21,759              21,378             20,653              19,809
Provision for loan losses                                   (13,000)               (100)              (100)               (400)
                                                     ---------------    ----------------    ---------------     ---------------
Net interest income after provision
   for loan losses                                            8,759              21,278             20,553              19,409
Non interest income                                           2,152               2,200              2,096               1,838
Non interest expense                                         11,410              10,031             10,090               9,818
                                                     ---------------    ----------------    ---------------     ---------------
Income before income tax                                       (499)             13,447             12,559              11,429
Provision for federal income tax                                406              (4,607)            (4,161)             (4,075)
                                                     ---------------    ----------------    ---------------     ---------------
Net income                                                     ($93)             $8,840             $8,398              $7,354
                                                     ===============    ================    ===============     ===============
Basic earnings per common share                               $0.00               $0.44              $0.42               $0.36
Diluted earnings per common share                             $0.00               $0.43              $0.41               $0.36
Weighted average basic shares outstanding                19,483,284          20,313,402         20,179,881          20,244,434
Weighted average diluted shares outstanding              19,663,686          20,503,327         20,318,395          20,374,378


                         FRONTIER FINANCIAL CORPORATION
                                AND SUBSIDIARIES

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION
--------------------------------------------------------------------------------

OVERVIEW OF REPORTED RESULTS

Net income for 2002 was $36.0 million, up $11.5 million or 47%. Net income for 2001 was $24.5 million, down $7.6 million, or 23.7%. Net income for 2000 was $32.1 million, up $3.8 million, or 13.5%. The reason for the substantial increase in net income for 2002 is that during the fourth quarter of 2001, a contribution of $13 million was made to the loan loss reserve, compared to $3.2 million in 2002. The impact of this charge resulted in a loss of $93 thousand in the fourth quarter of 2001. For 2002 net interest income increased 11.6%; non-interest income increased 22.4% and expense control remained excellent with an efficiency ratio of 40% for the year as compared to 43% in 2001. Diluted earnings per share were $1.87 in 2002 and $1.21 in 2001.

Return on average assets (ROA) was 1.94% in 2002; 1.35% in 2001, and 2.03% in 2000. Return on average equity (ROE) was 18.36% in 2002; 11.63% in 2001, and 17.60% in 2000.

GEOGRAPHIC MARKET AREA

Frontier Financial Corporation is a one-bank financial holding company headquartered in the city of Everett, Snohomish County, Washington. Snohomish County is located north of Seattle and is the state's third largest county. Everett, the largest city in Snohomish County, is located approximately 30 miles north of Seattle, and is home to the Corporation and the Boeing 747/777 plant. The Corporation has diversified its geographic concentration over the years and now has a market area which encompasses Skagit County, the contiguous county to the north, and Whatcom County, which borders Canada, and is the contiguous county to the north of Skagit County. To the south of Snohomish County, the Corporation has offices in contiguous King County and, in 1998 expanded further south to Pierce County, which is the contiguous county south of King County. In 2000, the Corporation acquired eight offices in Clallam, Jefferson and Kitsap counties which are located on the west and north side of Puget Sound on what is called the Olympic Peninsula. In February 2001, the Corporation acquired three offices in Kirkland and Duvall, which are located in King County and expanded the Corporation's footprint along the east side of Lake Washington.

The U.S. Census Bureau indicates Snohomish County's population grew 30% from 1990-2000, 50% faster than the entire state, with an estimated population of 606,000. By comparison, the first and second largest counties, King and Pierce had approximately 1.7 million and 700,000 population, respectively. These three counties comprise about half of the population of the state.

The Corporation has completed the acquisition of three commercial banking institutions since 1998. The acquisition of Valley Bancorporation (Valley) was in December 1998. Valley was a single bank holding company and operated three offices in Sumner, Orting and Buckley, Washington. At the acquisition date, Valley had total consolidated assets of $95.8 million, $85.5 million in loans, $88.0 million in deposits and shareowner's equity of $9.5 million. The transaction was accounted for as a pooling-of-interest.

In July 2000, the Corporation acquired Liberty Bay Financial Corporation (Liberty) of Poulsbo, Washington. Liberty's banking subsidiary, North Sound Bank, operated eight offices on the Olympic Peninsula. At the acquisition date, Liberty had total consolidated assets of $188.3 million, $149.6 million in loans, $159.9 million in deposits and shareowner's equity of $20.9 million. The transaction was accounted for as pooling-of-interest.

In February 2001, the Corporation acquired Interbancorp (IB) of Duvall, Washington. Interbancorp operated Valley Community Bank in Duvall, Washington and Kirkland Bank of Commerce in Kirkland, Washington through its wholly owned subsidiary, Inter Bank. At the acquisition date, Inter Bank had consolidated assets of $72 million, $54 million in loans, $65 million in deposits and $5.6 million in shareowners' equity. The transaction was accounted for under the purchase method of accounting.

A source of future growth may include mergers and acquisitions. The Corporation's management believes that many other financial institutions are considering selling their institutions for a variety of reasons. The Corporation actively reviews proposal for various acquisition opportunities. It also has a due diligence process to evaluate potential acquisitions. Successful completion of acquisitions by the Corporation depends on several factors such as the availability of suitable acquisition candidates, necessary regulatory and shareholder approval and compliance with applicable capital requirements. No assurance can be made that acquisition activity will continue in the future.

FINANCIAL REVIEW/BALANCE SHEET

The Corporation manages its balance sheet to meet the needs of its business strategy, which adapts to the changing economic environment, along with business and competitive factors.

Based on the balances at year-end 2002, assets increased $137.0 million, or 7.6%; increased $115.9 million, or 6.9% in 2001, and increased $265.4 million or 18.6% in 2000. Average earning assets as a percentage of total average assets (see page 41) were $1.752 billion in 2002, or 94.4%; $1.731 billion in 2001, or 95.2%, and $1.505 billion in 2000, or 95.0%. The reason for the percentage decline in 2002 was the addition of $15 million in Bank Owned Life Insurance, which produces other income for the Corporation. Excluding this asset, the ratio would have been 95.2%, the same as 2001.

Total loans increased $83.7 million, or 5.3% in 2002; $196.9 million, or 14.3% in 2001, and $190.8 million, or 16.1% in 2000. See page 30 and 31 for detailed discussion of loans. Investment securities increased $58.3 million, or 71.3% in 2002; declined $61.9 million, or 43.1% in 2001, and declined $11.4 million in 2000, or 7.3%. The reason for the increase in the portfolio in 2002 was due to a change in the asset mix by management to shift funds from overnight federal funds sold which yielded 1.63% for the year (see page 41) into the investment portfolio which yielded 5.56%. The decline in the investment portfolio in 2001 and 2002 was due to management allowing runoff to fund the growth in the loan portfolio which has a higher yield than the investment portfolio. The reason for the increase in HTM securities in 2001 was due to the purchase of an $8.0 million certificate of deposit (cd) in the fourth quarter from the FHLB for collateral purposes. In 2001, federal funds sold declined $31.8 million, or 41.5%. In 2000, federal funds sold increased $71.5 million, or 1,388.9% over 1999. The reason for this increase was twofold. First, management was anticipating a runoff of time certificates in January 2000 thereby accumulating liquidity. Second, it was anticipated that the Federal Reserve Board (FRB) would lower the overnight interest rate, which caused investors to lock-in longer terms with higher rates on cd's. The reason for the fluctuation in the size of the investment portfolio over the last three years is also due to almost all agency securities being called due to lower interest rates and because rates were trending lower, it was not desirable to reinvest in securities. It is expected that these types of fluctuations in the size of the portfolio will continue in the future.

In 2002, intangible assets (goodwill) did not change, as it was determined that there was no impairment of goodwill during the period. In 2001, intangible assets increased $5.2 million or 415.6% over the previous year. This increase was due to the goodwill associated with the purchase of IB in February 2001. Other assets increased $14.9 million, or 84.2% in 2001 due to premiums paid for bank-owned life insurance in the fourth quarter of approximately $15 million.

The primary source of funds for earning assets are deposits and borrowings. In 2002 total deposits were up $62.5 million, or 4.2%. In 2001, total deposits were up $123.7 million, or 9.0%, and in 2000, total deposits were up $250.9 million or 22.3%. In 2002, money market, sweep and NOW accounts totaled $297.0 million, up $1.0 million, or .4%. For the period ended 2001, money market, sweep and NOW accounts totaled $296.0 million, up 12.8%, and in 2000, money market, sweep and NOW accounts were up $58.2 million, or 28.5%. Savings deposits were up $209.7 million, or 79.5% in 2002, $108 thousand or 69.3% in 2001, and down $44.4 million, or 22.2% in 2000. Time deposits were down $147.9 million, or 21.1% in 2002; down $64.4 million or 8.4% in 2001, and increased $217.5 million in 2000 or 39.8%.

Interest bearing deposit growth was down in 2002 due to decreasing rates. Interest bearing growth slowed in 2001 for the same reason, and increased $231.7 million, or 24.4% in 2000 due to higher rates. The large increase in savings and decline in the time deposits in 2002 and 2001 was because rates being paid on savings were more attractive than short-term cd rates.

Borrowings from the FHLB increased $55.0 million, or 52.3% in 2002. This is due to the historically low, longer term rates offered during the year. Borrowings from the FHLB leveled off in 2001 at $105.1 million, up $5.0 million or 5.0% from 2000. There was no need for additional borrowings in 2001 for liquidity. Borrowings from the FHLB increased $5.0 million in 2000, or 5.2%. The Corporation borrows funds from the FHLB as, most of the time, they are less costly than cd's. Also, the Corporation can take on a specific size of borrowing and with a specific maturity date. This helps make asset/liability management easier. For the immediate future, the Corporation will continue to rely on this type of funding in addition to being competitive in consumer deposits.

NET INTEREST INCOME

Net interest income is the Corporation's principal source of revenue and is comprised of interest income on earning assets, less interest expense on interest bearing liabilities. The net interest margin is net interest income expressed as a percent of average earning assets and represents the difference between the yield on earning assets and the composite interest rate paid on all sources of funds.

Net interest income is adjusted to a taxable equivalent basis to present income earned on taxable and tax-exempt assets on a comparable basis. References to net interest income and net interest margin (NIM), in this discussion, represent taxable equivalent (TE) amounts using a tax rate of 35%, and applies to loans and investments only as no other assets or liabilities are affected by the adjustment.

The asset yields and cost of funds for the Corporation during the last three years reflect the level of interest rates as set by the FRB, and the competitive nature of the financial services industry. During 2002, the Corporation decreased its prime rate three times from 5.50% to 4.50% in response to FRB actions. During 2001, the Corporation decreased its prime rate nine times. Depending on the direction rates move, the net interest margin will increase or decrease, unless all earning assets and interest bearing liabilities are repriced at the same time. At December 31, 2002 the loan portfolio of the Corporation has approximately 41% of its loans, of which 30% are not yet at their floors, tied to the prime rate which reprice immediately. On the deposit side, cd's, which are the major funding source for loans, take several months to reprice. In 2002, the yield on earning assets declined to 7.99% from 8.68% in 2001. In 2001, the yield on average earning assets declined to 8.68% from 9.59% in 2000. In 2002, the cost of interest bearing liabilities declined to 3.22% from 4.74% in 2001 and in the year 2000, the cost was 5.23%. As a result of these movements, the NIM went from 5.43% in 2000, to 4.90% in 2001 and 5.38% in 2002, (please see page 41). While the Corporation experienced a substantial drop in the NIM in 2001, the cost of funds was reduced substantially in 2002 which is why the NIM increased. In 2001, FRB the rate decreases had short time frames between them. In 2000, the decrease in the NIM was mainly due to increased funding costs brought about by competition. While the yield on the loans increased 25 basis points, the funding costs rose more rapidly due to intensified competition for deposits as compared to prior years.

If we compare the yield on the loan portfolio for the periods 2000 to 2002, a yield of 10.01% in 2000 dropped to 7.99% in 2002, or 202 basis points. On the funding side, the cost of interest bearing liabilities decreased from 5.23% to 3.22% or 201 basis points, a net increase of 1 basis point. The change in the NIM is a function of the interest rate changes and changes in volume. The challenge for management is to reprice assets and liabilities within time frames to maintain the desired spread between interest income and interest expense.

As noted on page 42 of this report, it was the growth, or volume, which contributed to the increased net interest earnings of the Corporation for all three years. The following is a more detailed discussion of the factors comprising net interest income.

Net interest income is impacted primarily by changes in the volume and mix of earning assets and funding sources, market rates and asset quality. Tables 1 and 2 of this report present an analysis of the changes in net interest income. Table 1 (Average Balances) indicates the changes in the average balance of accounts, and Table 2 (Rate/Volume Analysis) indicates the causes of the changes in net interest income; whether by changes in the average balance (Volume) or changes in interest (Rate).

Table 1 indicates that net interest income totaled $94.4 in 2002, an increase of $9.5 million, or 11.2%; totaled $84.9 million in 2001, an increase of $3.2 million, or 3.8%; and totaled $81.7 million in 2000, an increase of $7.3 million or 9.8%. Table 2 indicates that of the $9.5 million increase in net interest income in 2002, there was a decrease in interest income of $10.4 million and a decrease in interest expense of $19.9 million, which leaves a net increase in net interest income of $9.5 million. In 2001 there was an increase in interest income of $5.9 million and an increase in interest expense of $2.7 million, which leaves a net increase in net interest income of $3.2 million. In 2000 there was an increase in interest income of $24.6 million and an increase in interest expense of $17.3 million, which leaves a net increase in net interest income of $7.3 million.

LOAN PORTFOLIO

The Bank concentrates its lending activities in the following principal areas: installment, commercial, real estate commercial, real estate construction, and residential. As of December 31, 2002, these categories accounted for approximately 2.8%, 18.3%, 44.9%, 26.0% and 8.0% respectively of the Bank's loan portfolio. This mix was relatively unchanged compared to the previous year.

The chart below summarizes the composition of the loan portfolio for the past three years by average balance:


In Thousands
                                          2002                          2001                              2000
                               ----------------------------  ---------------------------- ---------------------------------
                                   Amount      Percentage        Amount      Percentage        Amount         Percentage
                               ----------------------------  ---------------------------- ---------------------------------
Installment                          $ 45,625         2.8%         $ 50,024         3.3%         $ 42,413        3.2%
Commercial                            293,414        18.3%          322,374        21.2%          273,896       20.6%
Real Estate Commercial                718,638        44.9%          639,196        41.8%          550,069       41.4%
Real Estate Construction              417,005        26.0%          375,948        24.7%          332,717       25.1%
Residential                           126,355         8.0%          136,639         9.0%          128,604        9.7%
                               ----------------------------  ---------------------------- ----------------------------
  Total                            $1,601,037       100.0%       $1,524,181       100.0%      $ 1,327,699      100.0%
                               ============================  ============================ ============================


Total average loan balances ended the year 2002 at $1.601 billion, representing an increase of $76.9 million, or 5% over the average balance for 2001. Average loan balances for 2001 were $1,524.2 billion representing an increase of $196.5 million, or 14.8% increase over 2000 average loans outstanding.

Commercial real estate loans have historically represented the largest portion of the Bank's loan portfolio. In 2002 loans within this category increased $79.4 million, or 12.4%. In 2001, those loans increased $89.1 million, or 16.2%, and in 2000 these loans increased $86.5 million, or 18.7%. The decreased rate of growth is a reflection of continuing economic constraints impacting the viability of commercial projects throughout the region.

Our commercial real estate portfolio consists of a wide cross-section of retail, small office, warehouse, and industrial type properties. These loans are secured by first trust deeds with maturities from three to ten years and original loan-to-value ratios generally from 65% to 75%. A substantial number of these properties are owner-occupied. While the Bank has significant balances within this lending category, management believes that its lending policies and underwriting standards are sufficient to minimize risk even during these uncertain economic times. Our lending activities have been limited in those real estate sectors that have been most impacted by the economic downturn. As an example, loans to hotel/motel operations comprise less than 2.6% of our total loan portfolio, and Class A properties are an insignificant portion. Management closely monitors the effects of current and expected market conditions and other factors that may influence the repayment of these loans.

Real estate construction loans remained a significant piece of the Bank's loan mix in 2002. Loans within this category grew by $41.1 million or 10.9%. This dollar volume nearly matched the previous year increase of $42.2 million. Continued demand for housing and favorable interest rates have fueled this growth. Real estate construction loans are generally composed of commitments to customers within our market area for construction purposes. Loans within this category are used for construction projects that range from residential and commercial land development to large residential and commercial building projects. They are generally secured by first trust deeds with well-defined repayment sources following project completion. Maturities are set to match the time required for project completion, which typically run from 12 to 18 months depending on complexity.

Commercial loans decreased by $29.0 million or 9.0% in 2002 following three years of steady growth. Contributing to the overall reduction in commercial loan totals for the year was management's decision not to renew some sizable low interest real estate warehouse lines during the year. Commercial loan growth was held back by economic conditions within our region. This area of lending, however, remains a focus for the Bank and is expected to resume steady growth in 2003.

The installment loan portfolio remained the smallest portion of our loan portfolio in 2002. Loans within this category decreased by $4.4 million or 8.8% for the year ending 2002. This area of consumer lending continues a shift toward credit card, factory-lending programs for automobiles and home equity lines of credit. While the Bank does offer credit cards and home equity lines, emphasis has not been placed on these product offerings.

Real estate residential loans year-to-date average totaled $126.3 million at year-end 2002 was centered primarily in residential construction loans. These loans will generally be repaid at maturity as they move into lower interest rate term mortgage loans available through secondary market programs.

The yield on loans decreased to 8.24% from 9.09% last year. In 2002, the Corporation decreased the prime (base) rate three times. Although 41% of the loan portfolio was variable rate, many of those loans were already at their floor, which lessened the impact of the 100 basis point reduction during the year. This, coupled with a continued run off of high cost cd's, was responsible for the increase in the NIM during the year. In 2001, the Corporation's prime rate decreased nine times from 9.50% to 4.75%. Approximately 43% of the loan portfolio repriced during this period, resulting in a yield on earning assets of 8.68%, down from 9.59% a year ago. In 2000, the yield on loans increased to 10.01%, up from 9.76% in 1999, or 25 basis points. During 2000, the prime rate increased three times from 8.50% to 9.50%, during the first five months of the year. Approximately 40% of the loan portfolio repriced during this period, resulting in a yield on earning assets of 9.59%, up from 9.23% in 1999, or 36 basis points.

While 41% of the loan portfolio is comprised of variable rate loans (ignoring the effect of any minimum or maximum rate caps), it takes several months to adjust the deposit side of the balance sheet, which may never fully adjust to rate increases or decreases due to competitive factors. Along with base rate decreases, the last three years saw intensified rate competition from regulated and non-regulated lenders. At times, the Corporation did not step up to meet the competition due to safety and soundness reasons, and lost business. Nonetheless, the Corporation had a solid year of loan growth.

For more information on repricing of assets and liabilities, please see the section "Interest Rate Risk" later in this report.

Tax equivalent interest and fee income from loans decreased by $6.6 million, or 5.5% in 2002; by $5.7 million in 2001, or 4.3% and increased $26.0 million in 2000, or 24.3%. The $76.9 million increase in the 2002 average balance of loans increased interest income by $7.1 million and a decline in rates decreased interest income by $13.7 million. The earnings on the $196.5 million increase in the 2001 average balance of loans increased interest income by $19.5 million and a decline in rates decreased income by $13.8 million. The 2000 earnings on the $232.1 million increase in average balance of loans increased interest income $23.2 million and an increase in the average rates increased interest income by $2.7 million.

The Bank has a VISA card department which began operations in 1993 in order to more fully serve the Bank's marketplace. At year-end 2002, the department had $34.3 million in credit lines and $5.6 million in outstanding balances. Respectively, those amounts were $31.4 million and $5.4 million in 2001 and $24.6 million and $4.2 million in 2000.

LOAN LOSS PROVISION

The provision for loan losses decreased $7.3 million in 2002, or 53.7%; increased $12.6 million in 2001, or 1,250.5%, and decreased $1.3 million, or 55.6% in 2000.

While the provision was down in 2002 it was historically higher than years prior to 2001. This is due to a weaker Northwest economy, which caused net charge-offs to reach $4.5 million for the year. With a reserve ratio of 1.70% to total loans at year end, the reserve exceeds that of 1.67% at year end 2001. Due to one loan, which surfaced in the fourth quarter of 2001, the provision increased to $13.6 million from $1.0 million in 2000. This ratio changes when 1) loans are charged-off to the reserve; 2) a provision is charged to expense and added to the reserve; 3) when prior loans charged-off are recovered, or 4) when total loans increase or decrease. At year-end 2002, 2001, and 2000, management considered the reserve to be adequate. Please refer to Note 3, page 13 of this report for details regarding changes in the level of the allowance and to the Corporation's Report on Form 10-K for year ended 2002 for detail on net loans charged off.

The allowance for loan losses as a percent of non-performing loans was 149% in 2002, 216% in 2001, and 544% in 2000. Management evaluates the adequacy of the allowance for loan losses based upon a number of factors and estimates its allowance for loan losses in relation to the entire portfolio's estimated losses over the life of the portfolio. Accordingly, the ratio of the allowance for loan losses to non-performing loans may vary greatly because the timing of certain events described in the previous paragraph cannot be controlled. Beyond the specific evaluation of loans and the loan portfolio, general conditions leading to management's decision to increase or decrease the allowance include concerns about the Northwest's economic environment, national and regional trends, and any adverse effects of changes in government regulation and taxation.

INVESTMENTS

Total interest income from investments, including federal funds sold, decreased $3.7 million, or 32.7% in 2002; increased $269 thousand in 2001, or 2.5%, and decreased $1.4 million in 2000, or 11.0%. The decrease of $55.4 million in the average balance of investments decreased interest income by $2.2 million, and a drop in rates decreased interest income by $1.5 million. The reason for the decline in average balances was due to the unusually high fed funds balance in 2001. In 2002, management changed the asset mix by purchasing investment securities and funding loan growth with lower yielding fed funds. The increase of $29.1 million in the average balance of investments increased interest income by $1.7 million, and a decrease in rates decreased interest income by $1.5 million in 2001. The reason why volume decreased income in 2001 is that all of the increases in the average balances were attributable to increased federal funds sold, on which the yield dropped over the year from 6.14% to 4.22%. Excluding federal funds sold, investments declined $35.9 million, or 22.9%.

In 2001 and 2000 almost all of the agency securities being called were due to lower interest rates, and because rates were trending lower, it was not desirable to reinvest in securities. In 2000, the decrease of $25.1 million in the average balance of investments decreased interest income by $1.5 million, and an increase in rates increased income by $143 thousand.

INTEREST EXPENSE

Total interest and borrowing expense for 2002 decreased $19.9 million, or 30.4%; increased $2.7 million, or 4.3% in 2001, and increased $17.3 million, or 38.0% in 2000. Despite the increase of $34.3 million in the average balance of interest bearing liabilities, the mix of deposits decreased interest expense $2.6 million and the decline in rates reduced interest expense by $17.3 million. The reason why the increase in volume decreased interest expense is that the decline in time deposits, the highest paying deposit sector, was greater than the increases in savings deposits and FHLB borrowings. The increase of $181.3 million in the average balance of interest bearing liabilities increased interest expense in 2001 by $8.8 million and the decline in rates decreased interest expense by $6.1 million. The increase of $171.0 million in the average balances of interest bearing liabilities in 2000 increased interest expense by $8.9 million, and the increase in rates increased interest expense by $8.4 million.

In 2002, the increase in the average balance of interest bearing deposits decreased interest expense by $4.2 million and a decline in rates decreased interest expense by $16.4 million. In 2001, the increase in the average balance of interest bearing deposits increased interest expense by $9.8 million and a decline in the rates decreased interest expense by $5.4 million. In 2000, the increase in the average balances of interest bearing deposits increased interest expense by $7.4 million, while an increase in interest rates increased interest expense by $7.2 million. In 2002, the $26.7 million increase in the average balance of other borrowings increased interest expense by $1.5 million and a drop in rates reduced interest expense by $796 thousand. In 2001, the decrease in the average balance of other borrowings reduced interest expense by $1.0 million and a drop in the rates reduced expense by $.7 million. In 2000, an increase of $27.9 million in the average balances of borrowings increased interest expense by $1.5 million, while an increase in rates increased interest expense by $1.2 million.

The trend for interest expense in 2002 was less growth in time deposits (cd's) and taking advantage of lower rate, longer term FHLB borrowings.

OTHER NONINTEREST INCOME

Noninterest income totaled $10.1 million in 2002, up $1.9 million or 22.4%; totaled $8.3 million in 2001, up 16.8%, and totaled $7.1 million in 2000, down $835 thousand, or 10.5%. In 2002, service charges increased $854 thousand to $4.1 million or 26.0%. In 2001, service charges increased $604 thousand to $3.3 million, or 22.6%, and in 2000 service charges totaled $2.7 million, flat with 1999. Service charges increased in 2002 due to an increase in business service charges of $151 thousand, mainly due to the lower earnings credit paid for collected balances. Additionally, NSF/overdraft charges were up $597 thousand. Service charges increased substantially in 2001 for the same two reasons. Business service charges increased $132 thousand, or 26.9% and NSF/overdraft charges were up $336 thousand, or 22.6%, mainly due to volume and the IB merger which added $157 thousand, or 26.0% of the increase.

The loss on securities represents the sale of corporate bonds in the investment portfolio which were downgraded by Moody's and considered below prudent risk by management.

Other noninterest income increased $1.0 million, or 20.0% in 2002; increased $589 thousand, or 13.3% in 2001 and decreased $837 thousand or 15.9% in 2000. In 2002, the increase was attributable to an investment in Bank Owned Life Insurance in December 2001, which produced income of $857 thousand; an increase in loan servicing release fees of $280 thousand and increased insurance and financial services fees of $235 thousand. Included in other income was a loss on the sale of ORE of $26 thousand.

In 2001, the increase was attributable to an increase in broker loan fees of $576 thousand, and an increase in loan servicing release fees of $324 thousand, which were partially offset by decrease in other areas. The decrease in 2000 was attributable to a decline in broker loans and servicing release fee income of $451 thousand, or 42.2%, and a decrease in insurance and financial service fees of $90 thousand, or 10.6%. During this period, trust department fees increased $68 thousand to $1.2 million, or 6.3%.

Trust department income declined $45 thousand, or 3.7% during 2002; increased $56 thousand, or 4.9% in 2001, and increased $68 thousand, or 6.3% in 2000. The market value of trust assets at year-end 2002 was $221.8 million, down $9.1 million or 3.9%; at year-end 2001 was $230.9 million, up $28 million, or 13.8%, and at year-end 2000 was $202.9 million, up $5.8 million, or 2.9%. The reason for the decrease in the market value of trust assets and trust revenues is due to the general condition of the stock market.

OTHER NONINTEREST EXPENSE

Total noninterest expenses increased $1.5 million, or 3.7% in 2002; increased $2.8 million, or 7.2% in 2001, and increased $2.2 million in 2000, or 6.1%.

Salaries alone increased $1.1 million in 2002, or 6.0% due to merit raises and higher incentive payments; increased $1.1 million, or 6.5% in 2001, mainly due to increased staff and merit raises and increased $1.2 million, or 7.6% in 2000 for the same reason.

Benefits increased $1.2 million due, for the most part, to increased profit sharing contributions of $1.0 million. Benefits decreased $251 thousand in 2001, or 4.1% due to a decline in the profit sharing expense of $554 thousand, or 19.8%, which was partially offset by other increases. Benefits increased $152 thousand in 2000, or 2.5%, mainly due to a vacation accrual of $135 thousand established for a merging bank.

Occupancy expense was down $33 thousand, or .05% in 2002; increased $630 thousand, or 11.3% in 2001 and up $445 thousand in 2000, or 8.7%. In 2001, depreciation expense was up $306 thousand mainly due to the last two mergers and equipment and software maintenance agreements. Expense was up $490 thousand to upgrade the technology infrastructure. This was partially offset by declines in other occupancy expenses. In 2000, the increase was attributable to maintenance and repair of facilities of $402 thousand, and an increase in utility cost of $38 thousand.

Noninterest expense was down $679 thousand, or 7.2% for 2002; up $1.2 million or 14.3% in 2001, and increased $113 thousand in 2000, or 1.4%. In 2002, the reasons for the decline was a decrease in goodwill amortization of $497 thousand; a decline in data processing costs of $315 thousand due to efficiencies created from the most recent merger, and a decline in operational losses of $293 thousand. Offsetting these declines was a loss on the sale of ORE of $448 thousand. The increase in 2001 was due to higher goodwill amortization cost of $343 thousand; higher operational losses of $162 thousand; credit card losses of $121 thousand and other increases associated with the growth of the Corporation and the merger with InterBank. In 2000, other expenses increased $113 thousand or 1.47%. This increase was due to increases in legal fees of $85 thousand, and printing and supplies of $99 thousand.

Many financial institutions use a computation called the "efficiency ratio" to measure overhead costs. This ratio is then compared to others in the industry. The ratio is arrived at by dividing total other noninterest expense by the sum of net interest income, on a tax equivalent basis, and other noninterest income, minus amortization of intangibles, gains and losses on ORE and sale of assets, and other non-recurring gains or losses. The lower the number, the more efficient the organization. The Corporation's efficiency ratio was 40%, 43% and 44% for the years 2002, 2001 and 2000, respectively. The Corporation's ratio is considered excellent for the industry.

ASSET AND LIABILITY MANAGEMENT

Assets and liabilities are managed to maximize long-term shareowner returns by optimizing net interest income within the constraints of maintaining high credit quality, conservative interest rate risk policies and prudent levels of leverage and liquidity. The Asset and Liability Committee meets monthly to monitor the composition of the balance sheet, to assess and project interest rate trends and to formulate strategies consistent with established objectives for liquidity, interest rate risk and capital adequacy.

LIQUIDITY

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for profitable business expansion. Deposit acquisition and borrowings are the important and manageable sources of liquidity. Liquidity is also obtained by maintaining assets that are readily convertible to cash at minimal cost through maturities and sales.

As shown on the Consolidated Statement of Cash Flows, operating activities totaled $36.5 million, $21.0 million, and $35.5 million for the years ended 2002, 2001 and 2000. The largest contributor to operating activities net cash flows was net income for the three years. In the last three years, the origination and sale of mortgage loans for and into the secondary market used funds as indicated by the amount over the last three years. This activity has increased substantially from loan originations of $15.3 million in 2000 to $94.9 million in 2002. This increase is due to lower interest rates over the past two years, which made refinancing very attractive.

Cash flows from investing activities in 2000 required funding of $246.4 million from operating and financing activities. Loan growth and federal funds sold required funding of $190.3 million and $71.5 million respectively. In 2001, loan growth of $203.6 million was funded by $66.7 million net cash flows from the maturity of securities and financing activities. In 2002, loans required funding of $92.6 million, down $112.0 million from 2001. This is due to the slowing Northwest economy. This funding came from increased fed funds sold and financing activities. Cash flows from financing activities in 2000 were centered in time cd's, with some financing coming from core deposit growth. In 2001, core deposit accounts did all the funding through the Corporation's branch network. It was during this time that rates being paid on time cd's began declining which created negative cash flows of $64.4 million. In 2002, cash flow reacted much the same way as 2001. Most funding was done through growth in core deposits, most which came from maturing time cd's which were negative cash flows of $147.9 million. FHLB advances also played a significant role in financing $55 million of the investment activities.

In addition to deposit acquisition and borrowings as a source of liquidity, maturing loans and investments with maturities of less than one year and overnight federal funds sold are considered to be available for liquidity needs.

The charts below indicate the maturity schedule for earning assets as of December 31, 2002 and 2001:

MATURITY SCHEDULE FOR EARNING ASSETS
(Amortized cost used for investments)

                                                                                                             Percent
In Thousands                                                               Total             Total          of Total
------------                 0-1          1-5             After           Carrying            Fair            Fair
December 31, 2002           Year         Years           5 Years            Cost             Value            Value
                          -----------  ------------  ---------------  ---------------   ---------------  --------------

     Investments             $ 57,803      $ 73,686          $ 5,323        $ 136,812          $141,030           7.8%

     Loans                    629,310       780,035          249,339        1,658,684         1,661,681          91.5%

     Federal Funds sold        13,528             -                -           13,528            13,528           0.7%
                          -----------  ------------  ---------------  ---------------   ---------------  --------------

         Total               $700,641      $853,721         $254,662      $ 1,809,024        $1,816,239         100.0%
                          ===========  ============  ===============  ===============   ===============  ==============


                                                                                                             Percent
In Thousands                                                               Total             Total          of Total
------------                 0-1          1-5             After           Carrying            Fair            Fair
December 31, 2001           Year         Years           5 Years            Cost             Value            Value
                          -----------  ------------  ---------------  ---------------   ---------------  --------------

     Investments             $ 28,817      $ 45,546          $ 6,431         $ 80,794          $ 82,555           4.8%

     Loans                    636,613       728,167          210,251        1,575,031         1,606,642          92.6%

     Federal Funds sold        44,800             -                -           44,800            44,800           2.6%
                          -----------  ------------  ---------------  ---------------   ---------------  --------------

         Total               $710,230      $773,713         $216,682      $ 1,700,625        $1,733,997         100.0%
                          ===========  ============  ===============  ===============   ===============  ==============


As a percent of total carrying costs, in 2002 asset maturity in the zero to one year time horizon was 39.0% of total carrying cost; one to five years was 47.0% and after five years was 14.0%. In 2001, those ratios were 42.0%, 45.0%, and 13.0%, respectively. This comparison indicates that asset maturity was extended. This extension of maturity was necessary due to competitive factors and management of the asset mix of the balance sheet by maintaining the lowest possible level of fed funds sold.

The Corporation also has other sources of liquidity not indicated above. For example, at year-end 2002, the Bank had a pre-approved credit line up to $196.4 million from Seattle FHLB. However, assets must be pledged to secure the borrowings. At year-end FHLB collateralized advances were $160.1 million. AFS securities totaling $109.4 million could be sold for liquidity purposes. The Corporation could also issue cd's to public entities for $123.9 million more than currently issued. Additionally, increased participation in the treasury department's short-term note program is available along with potential borrowings from the Federal Reserve Bank of San Francisco and other correspondent banks.

INTEREST RATE RISK

Interest rate risk refers to the exposure of earnings and capital arising from changes in interest rates. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility by varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Corporation uses a simulation model to estimate the impact of changing interest rates on the Corporation's earnings and capital. The model calculates the change in net interest income and net income under various rate shocks. The model predicts that net interest income would decline if rates fell, and increase if rates rise. As of December 31, 2002 the model predicts that net interest income would increase about .9% if rates increased 1%, and decline by about the same amount if rates fell 1%. If rates changed 2% net interest income would follow the direction of the rate movement and change about 1.7%. This is considered low interest rate risk. The actual change in earnings would be dependent upon how many embedded options were exercised and the dynamic changes that occur when rates change. Many of these changes are predictable, but the exact amount is difficult to predict. This is the scenario which occurred in 2001. However, in 2002, the Corporation was able to adjust rates on liabilities to a level which offset the decline in rates on the asset side of the balance sheet. The Corporation can manage interest rate risk with the securities portfolio (for example, if rates are low the Corporation may increase fed funds sold to increase the benefit if rates rise) but mainly uses the prepricing options with deposits and borrowings.

It is the policy of the Corporation that capital be maintained above the point where, for regulatory purposes, it would continue to be classified as "well capitalized."

Interest rate sensitivity is closely related to liquidity because each is directly affected by the maturity of assets and liabilities. Management considers any asset or liability which matures, or is subject to repricing over one year, to be interest sensitive, although continual monitoring is also performed for other time intervals. The difference between interest-sensitive assets and liabilities for a defined period of time is known as the interest-sensitive "gap" and may be either positive or negative. If positive, more assets reprice before liabilities; if negative, the reverse is true. In theory, if the gap is positive, a decrease in general interest rates can have an adverse impact on earnings as interest income decreases faster than interest expense. Expected maturities differ substantially from repricing opportunities. Repricing opportunities reflect when the Corporation can call the loan and renegotiate a current rate, regardless of the maturity of the loan. At December 31, 2002, the Corporation had $686.3 million repricing within the immediate time horizon to a movement in the prime rate. Conversely, an increase in interest rates can increase net interest income as interest income increases faster than interest expense. However, the exact impact of the gap on future income is uncertain both in timing and amount because interest rates for the Corporation's assets and liabilities can change rapidly as a result of market conditions and customer patterns.

Management does not use interest rate risk management products such as interest rate swaps, hedges, or derivatives.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis because a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets, liabilities and ignores the future impact of new business strategies.

In the table on the next page the expected maturities for financial liabilities with no stated maturity, reflect assumptions based on historical run-off rate. The run-off rates for noninterest bearing deposits is 6% per year; for NOW, sweep and money market accounts it is 8% per year and for savings accounts it is 10% per year. The weighted average interest rates for financial instruments presented are at year-end for 2002. Please refer to Note 15 on page 23 of this report for details regarding estimated fair value.

The Corporation's interest rate sensitive positions at December 31, 2002 are shown in the following table:


                                                          Expected Maturity Date
                                                          ----------------------                                           Fair
In Thousands                                  2003       2004       2005       2006      2007    Thereafter    Total       Value
------------                                  ----       ----       ----       ----      ----    ----------    -----       -----
Financial Assets
Cash and due from banks
     Noninterest bearing                       $88,647         -          -          -         -          -      $88,647    $88,647
Fed Funds Sold
     Variable Rate                             $13,528         -          -          -         -          -      $13,528     13,528
     Weighted average interest rate              1.50%                                                             1.50%
Securities available for sale
     Fixed Rate                               $ 48,578   $34,391    $20,820          -         -    $ 1,915      105,704    108,934
     Weighted average interest rate              5.79%     5.60%      5.67%                          10.20%        5.78%
     Variable Rate                                   -         -          -       $500                    -          500        495
     Weighted average interest rate                                              4.37%                             4.37%
Securities held to maturity
     Fixed Rate                                  9,225     2,148      4,363     10,750       713      3,409       30,608     31,601
     Weighted average interest rate              2.48%     8.12%      8.06%      8.12%     8.03%      9.02%        6.51%
Loans Receivable, net
     Fixed Rate                                170,787   126,176    107,324    149,894   248,772    164,284      967,237    968,985
     Weighted average interest rate              7.98%     8.40%      8.36%      8.20%     7.49%      7.63%        7.93%
     Variable Rate                             458,523    73,499     39,923     13,579    20,868     85,055      691,447    692,696
     Weighted average interest rate              6.58%     6.40%      6.79%      7.22%     6.46%      7.16%        6.65%

Financial Liabilities
Noninterest bearing deposits                    14,278    13,422     12,616     11,859    11,148    174,649      237,972    237,972
NOW, Sweep and Money Market accounts            23,760    21,859     20,110     18,502    17,021    195,747      296,999    299,148
     Weighted average interest rate              1.29%     1.29%      1.29%      1.29%     1.29%      1.29%        1.29%
Savings accounts                                47,358    42,622     38,360     34,524    31,071    279,642      473,577    477,003
     Weighted average interest rate              2.27%     2.27%      2.27%      2.27%     2.27%      2.27%        2.27%
Time Certificates
     Fixed Rate                                402,171    32,214     35,958     17,013    58,740      6,232      552,328    556,324
     Weighted average interest rate              2.88%     4.44%      6.18%      5.34%     4.79%      6.31%        3.50%
Federal funds purchased
     Variable rate                               8,048         -          -          -         -          -        8,048      8,048
     Weighted average interest rate               .94%                                                             0.94%
Securities sold under agreements
     to repurchase
     Variable rate                               3,761         -          -          -         -          -        3,761      3,761
     Weighted average interest rate              0.75%                                                             0.75%
FHLB advances
     Fixed Rate                                 10,000     5,000      5,000     10,000    35,050     95,071      160,121    173,201
     Weighted average interest rate              2.63%     3.00%      3.83%      3.92%     4.34%      5.48%        4.89%


CAPITAL

Consolidated capital of the Corporation for financial statement purposes increased $15.3 million, or 8.4% in 2002; decreased $8.3 million, or 4.3% in 2001, and increased $23.5 million, or 14.0% in 2000 to $191.8 million. Please refer to the Consolidated Statement of Shareowners' Equity of this report for detail on the components which changed capital over the last three years.


MARKET FOR FRONTIER FINANCIAL CORPORATION'S COMMON STOCK
AND RELATED SHAREOWNERS' MATTERS

Frontier Financial Corporation's common stock began trading on the National Association of Securities Dealers' Automated Quotation System (NASDAQ) on April 16, 1998. In 2002, NASDAQ reported the daily average trade volume was 24,750 shares and a total trade volume of 6,236,927. During 2002, the market price of the common stock ranged from $24.67 to $30.35. The average price for the year was $26.72.

At December 31, 2002, the total number of shareowners of record of Frontier Financial Corporation's common stock was 3,490, and there were 18,817,684 shares outstanding, which includes 7,975,128 shares registered in street name and are estimated to represent approximately 1,500 shareowners.

Prior to 1999 the Corporation had always paid stock dividends which ranged from 7% to 10% and the Corporation has had six stock splits since the Bank opened in 1978. In 1999, the Board of Directors declared the first annual cash dividend of $.25 per share on post two-for-one split shares. On January 19, 2000, the Board of Directors declared the first quarterly cash dividend. Please see the table below for the detail of the year 2002 dividends.


        Dividend Declared         Record Date                 Payable Date
        -----------------         -----------                 ------------

               $.145            January 7, 2002              January 21, 2002
                 .15             April 15, 2002                 April 29,2002
                .155               July 8, 2002                 July 22, 2002
                 .16            October 7, 2002              October 21, 2002

The Board will continue to review the dividend policy on a quarterly basis.

STOCK REPURCHASE PROGRAM

See page 17 of annual report for information on stock repurchase program.

FORWARD-LOOKING STATMENTS

Except for historical financial information contained herein, the matters discussed in this annual report of the Corporation may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Sentences containing words such as "may", "will", "expect", "anticipate", "believe", "estimate", "should", "projected", or similar words may constitute forward-looking statements. The Corporation may have used these statements to describe expectations and estimates in various areas, including, but not limited to: changes in the economy of the markets in which it operates; interest rate movements; future acquisition and growth strategies; system conversions and integration activities; the impact of competitive products, services and pricing; and legislative, regulatory and accounting changes affecting the banking and financial service industry. Actual results could vary materially from the future results covered in forward-looking statements. Factors such as interest rate trends and loan delinquency rates, as well as the general state of the economy in Washington state and the United States as a whole, could also cause actual results to vary materially from the future results anticipated in such forward-looking statements. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.


FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Average Balances and Tax-Equivalent Net Interest Margin - Table 1

                                                            Year Ended December 31,
                           -------------------------------------------------------------------------------------------
                                         2002                           2001                           2000
                           ------------------------------ ------------------------------ -----------------------------
In Thousands                                     Average                        Average                        Average
------------                           Interest   Rates               Interest   Rates               Interest  Rates
                            Average    Income/   Earned/   Average    Income/   Earned/   Average    Income/   Earned/
                            Balance    Expense    Paid     Balance    Expense    Paid     Balance    Expense    Paid
                           ----------- --------- -------- ----------- --------- -------- ----------- --------- -------
Interest Earning Assets
Taxable investments         $ 104,511   $ 5,810    5.56%    $ 95,011   $ 6,030    6.35%   $ 127,633   $ 7,941   6.22%
Nontaxable investments (1)     23,007     1,882    8.18%      25,494     2,094    8.21%      28,728     2,326   8.10%
                           ----------- --------- -------- ----------- --------- -------- ----------- --------- -------

        Total                 127,518     7,692    6.03%     120,505     8,124    6.74%     156,361    10,267   6.57%
                           ----------- --------- -------- ----------- --------- -------- ----------- --------- -------

Federal funds sold             23,931       389    1.63%      86,380     3,645    4.22%      21,411     1,314   6.14%
Loans(2)
     Installment               45,625     4,215    9.24%      50,024     4,870    9.74%      42,413     4,286  10.11%
     Commercial(1)            293,414    22,403    7.64%     322,374    27,662    8.58%     273,896    27,637  10.09%
     Real estate
        Commercial            718,638    58,879    8.19%     639,196    56,682    8.87%     550,069    49,637   9.02%
        Construction          417,005    35,466    8.50%     375,948    36,062    9.59%     332,717    38,861  11.68%
        Residential           126,355    10,902    8.63%     136,639    13,259    9.70%     128,604    12,423   9.66%
                           ----------- --------- -------- ----------- --------- -------- ----------- --------- -------

        Total               1,601,037   131,865    8.24%   1,524,181   138,535    9.09%   1,327,699   132,844  10.01%
                           ----------- --------- -------- ----------- --------- -------- ----------- --------- -------

Total earning assets/total
     interest income        1,752,486  $139,946    7.99%   1,731,066  $ 150,304   8.68%   1,505,471  $144,425   9.59%
                           ----------- --------- -------- ----------- --------- -------- ----------- --------- -------

Reserve for loan losses       (26,929)                       (22,524)                       (21,790)
Cash and due from banks        61,900                         55,444                         55,923
Other assets                   68,620                         53,777                         44,497
                           -----------                    -----------                    -----------

TOTAL ASSETS               $ 1,856,077                    $1,817,763                     $ 1,584,101
                           ============                   ============                   ============

Interest Bearing Liabilities
Money Market, Sweep &
     NOW accounts           $ 280,100   $ 4,352    1.55%   $ 282,870   $ 7,183    2.54%   $ 219,425   $ 7,048   3.21%
Savings accounts              374,004     9,790    2.62%     190,852     6,142    3.22%     170,905     6,389   3.74%
Other time deposits           616,464    24,328    3.95%     789,265    45,772    5.80%     674,269    41,238   6.12%
                           ----------- --------- -------- ----------- --------- -------- ----------- --------- -------

Total interest bearing
     deposits               1,270,568    38,470    3.03%   1,262,987    59,097    4.68%   1,064,599    54,675   5.14%

Short-term borrowings          11,024       132    1.20%      12,552       409    3.26%      31,074     1,821   5.86%
FHLB borrowings               133,320     6,979    5.23%     105,094     5,950    5.66%     103,659     6,232   6.01%
                           ----------- --------- -------- ----------- --------- -------- ----------- --------- -------

Total interest bearing
     liabilities/total
     interest expense       1,414,912    45,581    3.22%   1,380,633    65,456    4.74%   1,199,332    62,728   5.23%
                           ----------- --------- -------- ----------- --------- -------- ----------- --------- -------

Noninterest bearing
     deposits                 232,715                        211,729                        187,759
Other liabilities              12,315                         14,731                         14,563
Shareowners' equity           196,135                        210,670                        182,447
                           -----------                    -----------                    -----------

TOTAL LIABILITIES
     AND CAPITAL           $ 1,856,077                    $1,817,763                     $ 1,584,101
                           ===========                    ===========                    ===========

NET INTEREST INCOME                     $94,365                       $ 84,848                        $81,697
                                       =========                      =========                      =========

NET YIELD ON INTEREST
     EARNING ASSETS                                5.38%                          4.90%                         5.43%
                                                 ========                       ========                       =======


(1) Includes amounts to convert nontaxable amounts to a fully taxable equivalent basis at a 35% tax rate.
(2)  Includes nonaccruing loans.


                                      -41-



FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
Rate/Volume Analysis of Changes in Net Interest Income - Table 2

              FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES

                                                               Year ended December 31,
                          --------------------------------------------------------------------------------------------------
                                 2002 versus 2001                2001 versus 2000                  2000 versus 1999
                          -------------------------------  ------------------------------  ---------------------------------
                             Increase (Decrease) Due          Increase (Decrease) Due          Increase (Decrease) Due
In Thousands                       to Change in                    to Change in                      to Change in
------------              -------------------------------  ------------------------------  ---------------------------------
                                                 Total                           Total                             Total
                          Average    Average    Increase   Average    Average   Increase    Average   Average    Increase
                           Volume      Rate     (Decrease)  Volume     Rate     (Decrease)  Volume      Rate    (Decrease)
                          ---------  ---------  --------------------  --------  --------------------- --------- ------------
INTEREST INCOME
     Taxable investments     $ 603     $ (823)    $ (220)  $ (2,030)    $ 119   $ (1,911)    $(1,304)     $ (3)    $ (1,307)
     Nontaxable investments   (204)        (8)      (212)      (262)       30       (232)        (77)     (108)        (185)
                          ---------  ---------  ---------  ---------  --------  ---------  ---------- --------- ------------

           Total               399       (831)      (432)    (2,292)      149     (2,143)     (1,381)     (111)      (1,492)

     Federal funds sold     (2,635)      (621)    (3,256)     3,987    (1,656)     2,331        (160)      254           94

     Loans
        Installment           (428)      (227)      (655)       769      (185)       584         516       216          732
        Commercial          (2,485)    (2,774)    (5,259)     4,892    (4,867)        25       4,095     1,391        5,486
        Real estate
           Commercial        7,045     (4,848)     2,197      8,043      (998)     7,045       7,946      (895)       7,051
           Construction      3,938     (4,534)      (596)     5,049    (7,848)    (2,799)      9,132     1,793       10,925
           Residential        (998)    (1,359)    (2,357)       776        60        836       1,460       307        1,767
                          ---------  ---------  ---------  ---------  --------  ---------  ---------- --------- ------------

           Total             7,072    (13,742)    (6,670)    19,529   (13,838)     5,691      23,149     2,812       25,961

TOTAL INTEREST
     INCOME                  4,836    (15,194)   (10,358)    21,224   (15,345)     5,879      21,608     2,955       24,563
                          ---------  ---------  ---------  ---------  --------  ---------  ---------- --------- ------------

INTEREST EXPENSE
     Money Market, Sweep &
        NOW accounts           (70)    (2,761)    (2,831)     2,038    (1,903)       135         569     1,481        2,050
     Savings accounts        5,894     (2,246)     3,648        746      (993)      (247)       (935)      294         (641)
     Other time deposits   (10,021)   (11,423)   (21,444)     7,033    (2,499)     4,534       7,787     5,401       13,188
                          ---------  ---------  ---------  ---------  --------  ---------  ---------- --------- ------------

           Total interest
              bearing
              deposits      (4,197)   (16,430)   (20,627)     9,817    (5,395)     4,422       7,421     7,176       14,597

     Short-term borrowings     (50)      (227)      (277)    (1,085)     (327)    (1,412)       (165)      407          242
     FHLB borrowing          1,598       (569)     1,029         86      (368)      (282)      1,661       776        2,437
                          ---------  ---------  ---------  ---------  --------  ---------  ---------- --------- ------------

TOTAL INTEREST
     EXPENSE                (2,649)   (17,226)   (19,875)     8,818    (6,090)     2,728       8,917     8,359       17,276
                          ---------  ---------  ---------  ---------  --------  ---------  ---------- --------- ------------

CHANGE IN NET
      INTEREST INCOME       $7,485     $2,032    $ 9,517    $12,406   $(9,255)   $ 3,151    $ 12,691   $(5,404)     $ 7,287
                          =========  =========  =========  =========  ========  =========  ========== ========= ============


                                      -42-